Exhibit A

The content contained in Exhibit A hereunder is the proposed amended disclosure for the portion of the 2021 Annual Report from Cautionary Note Regarding Forward-Looking Statements to the end of Item 1 Business. This part, after its clearance of comments from the Staff, will serve as a base to prepare the Company's 2022 Annual Report and an amendment to the Company's registration statement on Form S-1 (File No. 333-259177) before it is declared effective by the Staff.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions of performance; and statements of belief; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In some cases, you can identify forward looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "anticipate," "estimate," "predict," "potential," or the negative of these terms. These terms and similar expressions are intended to identify forward-looking statements. The forward-looking statements in this report are based upon management's current expectations and belief, which management believes are reasonable. However, we cannot assess the impact of each factor on our business or the extent to which any factor or combination of factors, or factors we are aware of, may cause actual results to differ materially from those contained in any forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements. These statements represent our estimates and assumptions only as of the date of this report. Except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China ("CAC") has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our operating entities established in the People's Republic of China, or the PRC, primarily our variable interest entity and its ~~subsidiary~~subsidiaries, collectively, the VIE. Due to PRC legal restrictions on foreign ownership in certain internet-related businesses we may explore and operate in the future, we do not have any equity ownership of our VIE, instead we ~~control and~~ receive the economic benefits of our VIE's business operations through certain contractual arrangements. Our shares of common stock listed on the Nasdaq Capital Market are shares of our Nevada holding company that maintains service agreements with the associated operating companies. As an investor of our common stock, you may never directly hold equity interests in the Chinese operating companies. There is a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition. If the Chinese regulatory authorities could disallow our structure or any or all of the foregoing were to occur, it could, in turn, result in a material change in the Company's operations and/or the value of its common

stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, while our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, to the extent it becomes subject to such determinations in the future, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act ("HFCAA") if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result Nasdaq may determine to delist our securities.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors (some of which may be beyond our control), including:

- uncertainties relating to our ability to establish and operate our business in China; uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our common stock or impair our ability to raise money;

- We depend upon the VIE Agreements in conducting our business in the PRC, which may not be as effective as a direct ownership structure;

- We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition;

- our ability to operate our company as a U.S. publicly-reporting and listed enterprise;

- uncertainties relating to general economic and business conditions in China and worldwide;

- industry trends and changes in demand for our products and services;

- uncertainties relating to customer plans and commitments and the timing of orders received from customers;

- announcements or changes in our pricing policies or that of our competitors;

- unanticipated delays in the development, commercialization or market acceptance of our products and services;

- changes in Chinese government regulations;

- availability, terms and deployment of capital; relationships with third-party equipment suppliers; and

- political stability and economic growth in China.

PART I

Item 1. Description of Business.

Overview

Datasea~~,~~ Inc. (the "Datasea", with its subsidiaries and VIE, as defined below, collectively, the "Company" or "~~Datasea~~We") was incorporated in Nevada on September 26, 2014. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our operating entities established in the People's Republic of China, or the PRC, primarily our variable interest entity (the "VIE"). We do not have any equity ownership of our VIE, instead we control and receive the economic benefits of our VIE's business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Nevada holding company that maintains service agreements with the associated operating companies. ~~For a description of our corporate structure and contractual arrangements, see "Corporate Structure" on page 24 and "VIE Agreements" on page F-10.~~

We are



VIE Agreements

Shuhai Information Technology Co., Ltd. ("Shuhai Beijing") is Datasea's VIE. Through contractual arrangements with Shuhai Beijing, and its shareholders, Zhixin Liu, a 35% shareholder, and Fu Liu, a 65% shareholder, we receive benefits from the business and lead the daily operation. Such contractual agreement is indirect and may not be as effective as direct ownership. Please see a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements in tabular form in pages F-12 to F-14 of the Annual Report.

Operation and Intellectual Property Service Agreement – The Operation and Intellectual Property Service Agreement allows Tianjin Information Sea Information Technology Co., Ltd ("Tianjin Information") to manage and operate Shuhai Beijing and collect 100% of their net profits. Under the terms of the Operation and Intellectual Property Service Agreement, Shuhai Beijing entrusts Tianjin Information to manage its operations, manage and control its assets and financial matters, and provide intellectual property services, purchasing management services, marketing management services and inventory management services to Shuhai Beijing. Shuhai Beijing and its stockholders shall not make any decisions nor direct the activities of Shuhai Beijing without Tianjin Information's consent.

Stockholders' Voting Rights Entrustment Agreement – Tianjin Information has entered into a stockholders' voting rights entrustment agreement (the "Entrustment Agreement") under which Zhixin Liu and Fu Liu (collectively the "Shuhai Beijing Stockholders") have vested their voting power in Shuhai Beijing to Tianjin Information or its designee(s). The Entrustment Agreement does not have an expiration date, but the parties can agree in writing to terminate the Entrustment Agreement.

Equity Option Agreement – the Shuhai Beijing Stockholders and Tianjin Information entered into an equity option agreement (the "Option Agreement"), pursuant to which the Shuhai Beijing Stockholders have granted Tianjin Information or its designee(s) the irrevocable right and option to acquire all or a portion of Shuhai Beijing Stockholders' equity interests in Shuhai Beijing for an option price of RMB0.001 for each capital contribution of RMB1.00. Pursuant to the terms of the Option Agreement, Tianjin Information and the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information under the Option Agreement. Tianjin Information agreed to pay RMB1.00 annually to Shuhai Beijing Stockholders to maintain the option rights. Tianjin Information may terminate the Option Agreement upon prior written notice. The Option Agreement is valid for a period of 10 years from the effective date and renewable at Tianjin Information's option.

Equity Pledge Agreement – Tianjin Information and the Shuhai Beijing Stockholders entered into an equity pledge agreement on October 27, 2015 (the "Equity Pledge Agreement"). The Equity Pledge Agreement serves to guarantee the performance by Shuhai Beijing of its obligations under the Operation and Intellectual Property Service Agreement and the Option Agreement. Pursuant to the Equity Pledge Agreement, Shuhai Beijing Stockholders have agreed to pledge all of their equity interests in Shuhai Beijing to Tianjin Information. Tianjin Information has the right to collect any and all dividends, bonuses and other forms of investment returns paid on the pledged equity interests during the pledge period. Pursuant to the terms of the Equity Pledge Agreement, the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information. Upon an event of default or certain other agreed events under the Operation and Intellectual Property Service Agreement, the Option Agreement and the Equity Pledge Agreement, Tianjin Information may exercise the right to enforce the pledge.

There are a number of uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, including whether the PRC legal system could limit our ability to enforce these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of our VIE, instead we receive the economic benefits of our VIE's business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Nevada holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Having our operations conducted by our subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China involves unique risks to investors. The VIE structure is used to allow foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating entities. Our VIE contractual agreement has not been tested in court. We may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. In addition, Contractual arrangements entered into by our subsidiary and our PRC operating affiliate may be subject to scrutiny by the PRC tax authorities. Such scrutiny may lead to additional tax liability and fines, which would hinder our ability to achieve or maintain profitability. If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity's financial results in our consolidated financial statements for reporting purposes. For a detailed discussion of risks facing the Company as a result of this VIE structure, please see "Risks Related to our Corporate Structure" from P53 to P56 in the Annual Report.

The investor may never hold interests in the Chinese operating company.

None of our VIE and its subsidiaries have issued any dividends or distributions to respective holding companies, or to any investors as of the date of this report. Our VIE and its subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in its business. In the future, cash proceeds raised from overseas financing activities, including the cash proceeds from the exercise of the warrants by the investors, may be transferred by Datasea through our Hong Kong subsidiary, Shuhai Information Skill (HK) Limited to our PRC subsidiary Tianjin Information via capital contribution and shareholder loans, as the case may be. Tianjin Information then will transfer funds to our VIE and its subsidiaries to meet the capital needs of their business operations.

During each of the fiscal years ended June 30, 2021 and 2020, the only transfer of assets among Datasea and its subsidiaries, including the VIE was transfer of cash. Datasea provided cash to its subsidiaries either by way of capital contribution or by way of loan, from the proceeds it received from the financings. In addition, there were some loans obtained by certain Chinese subsidiaries, and those subsidiaries then loaned money to other subsidiaries to meet their working capital needs. The cash was transferred within the organization through the bank wiring. During the fiscal year ended June 30, 2021, Datasea invested an aggregate of approximately $1.36 million in cash to Shuhai information Skill (HK) Ltd, which amount was then invested to Tianjin Information. During fiscal year ended June 30, 2021, Tianjin Information transferred an aggregate of approximately $1.1 million in cash to Shuhai Beijing.

The following table illustrates how cash is transferred through our organization for the fiscal year ended June 30, 2021:

Company (transfer from)	Company (transfer to)	Company (transfer to)	Amount (RMB)	Equivalent (USD)	Purpose	Type of Assets
Datasea, Inc.	Shuhai Information Skill (HK) Ltd	Tianjin Information Sea Information Technology Co., Ltd.	9,093,931.00	1,360,075.00	Investment	cash
Tianjin Information Sea Information Technology Co., Ltd.	Shuhai Information Technology Co., Ltd.	-	7,335,000.00	1,106,785.57	Repayment	cash
Tianjin Information Sea Information Technology Co., Ltd.	Shuhai Information Technology Co., Ltd.	-	1,200,000.00	181,069.21	Trademark lease	cash
Tianjin Information Sea Information Technology Co., Ltd.	Shuhai Jingwei (Shenzhen) Technology Co.,Ltd.	-	20,000.00	3,017.82	software trading	cash
Shuhai Information Technology Co., Ltd.	Tianjin Information Sea Information Technology Co., Ltd.		1,640,500.00	247,536.70	Repayment	cash
Shuhai Information Technology Co., Ltd.	Heilongjiang Xunrui Techenology Co.,Ltd.	-	1,486,420.00	224,287.42	Investment	cash
Shuhai Information Technology Co., Ltd.	Heilongjiang Xunrui Techenology Co.,Ltd.	-	247,000.00	37,270.08	Repayment	cash
Heilongjiang Xunrui Techenology Co.,Ltd.	Shuhai Information Technology Co., Ltd.	-	780,000.00	117,694.99	Repayment	cash
Heilongjiang Xunrui Techenology Co.,Ltd.	Shuhai Information Technology Co., Ltd.	-	61,298.00	9,249.31	software trading	cash
Shuhai Information	Guozhong Times (Beijing)Technology Co.,Ltd.	-	405,500.00	61,186.31	Investment	cash

Technology Co., Ltd.						
Guozhong Times (Beijing)Technology Co.,Ltd.	Shuhai Information Technology Co., Ltd.	-	820,000.00	123,730.63	Repayment	cash
Shuhai Information Technology Co., Ltd.	Shuhai Jingwei(Shenzhen)Technology Co.,Ltd.	-	914,000.00	137,914.38	Investment	cash
Shuhai Information Technology Co., Ltd.	Guohao Century (Beijing)Technology Co.,Ltd.	Hangzhou Shuhai Zhangxun Co.,Ltd.	4,849,342.47	731,722.19	Investment	cash
Guohao Century (Beijing)Technology Co.,Ltd.	Shuhai Information Technology Co., Ltd.	Hangzhou Shuhai Zhangxun Co.,Ltd.	200,000.00	30,178.20	Repayment	cash
Shuhai Information Technology Co., Ltd.	Guozhong Haoze (Beijing)Technology Co.,Ltd.	-	517,000.00	78,010.65	Investment	cash

The Company, through its VIE and its subsidiary, is a fast-growing enterprise that leverages cutting edge technologies to provide smart security solutions. WeShuhai Beijing, the Company's VIE, also expand our business coverage strategically to areas like 5G messaging and smart payment solutions. Based in Beijing China, ourShuhai Beijing's proprietary technologies are geared towards a safe and stable society, and we answerit answers to security needs of both enterprise and individual clients in scenarios including but not limited to residential communities, schools and scenic areas. We provideShuhai Beijing provides both hardware and software in our solutions.

The research and development of technology plays a vital role for the Company and is what makes us different. The CompanyShuhai Beijing does not only have visual intelligent algorithms such as facial recognition technology, but also develops non-visual intelligent algorithms like acoustic intelligence. Together with artificial intelligence, machine learning and data analytics capability, our solutions does not only provide visibility, but also identify the behaviouralbehavioral pattern and then use alerts to manage the situation actively. WeShuhai Beijing create new opportunities for everything from intelligent detection to proactive optimization. The non-visual intelligent algorithms such as acoustic intelligence are the future of the smart security industry.

As ~~our~~the smart security technologies share similarities and connections with 5G messaging and smart payment solutions, ~~we~~Shuhai Beijing decided to tap into 5G messaging and smart payment market as a strategic move to enhance the Company's competitiveness while creating new sources of revenue and profit.

Shuhai Beijing currently maintains the following licenses issued by the PRC government that are material to its operations:

- Business License issued by Beijing Municipal Industry and Commerce Administration;

- Beijing Statistics Registration Certificate issued by Beijing Municipal Bureau of Statistics;

- Value-Added Telecommunications Business Operating License issued by Ministry of Industry and Information Technology;

- Security Engineering Qualification Certificate issued by China Security Technology Prevention Industry Association; and

- CCC (China Compulsory Certification) by China Quality Certification Center.

As of the date of this report, Datasea, the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As of the date of this report, we do not regard Datasea, the VIE and its subsidiaries are subject to cybersecurity review with the Cyberspace Administration of China ("CAC") pursuant to the Cybersecurity Review Measures (2021), since we currently do not have over one million users' personal information and do not anticipate that we will be collecting over one million users' personal information in the foreseeable future, which we understand might otherwise subject us to the draft Measures for Cybersecurity Censorship. We are also not aware that there are relevant laws or regulations in the PRC explicitly requiring us to seek approval from the China Securities Regulatory Commission for our overseas listing. As of the date of this report, we, our subsidiaries, the VIE and its subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. Since these statements and regulatory actions are new, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and VIE, our ability to accept foreign investments, and our listing on a U.S. exchange. The PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from Chinese authorities for listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Our Business Summary

1. Smart City Business

Shuhai Beijing and its two subsidiaries, Guozhong Haoze (Beijing) Technology Ltd. ("Guozhong Haoze") and Heilongjiang Xunrui Technology Co., Ltd ("Xunrui Technology," Shuhai Beijing, collectively with Guozhong Haoze and Xunrui Technology, are hereafter referred as the "SCB Operating Entities") mainly focus on the Smart City Business. Based on the combination of a big data platform and a smart three-dimensional platform, ~~the Company~~SCB Operating Entities first developed smart campus, smart community, and smart scenic area system, and developed an epidemic prevention and control system under the situation of COVID-19 epidemic. These four application systems have formed the ~~company's~~Company's smart city business ecosystem; In addition, ~~the company has~~SCB Operating Entities have also developed a new technical system-satellite remote sensing image analysis system. The above constitute the "two platforms + five application systems" of the Company, and improved the Company's market capabilities of smart city services. Satellite remote sensing image analysis system can provide powerful technical service support for government departments in urban public governance, such as natural disaster warning, meteorological warning, urban governance, scenic spot management, traffic control and so on.

During the reporting period, ~~the Company~~SCB Operating Entities completed various projects such as Harbin New District No. 1 School, Harbin No. 73 Middle School Smart Campus Security Control Platform Project, and China Pacific Life Insurance Heilongjiang Branch Office Building Access Control, Monitoring, and Alarm Projects. ~~The Company's~~SCB Operating Entities's deep cultivation in the northeast region has made effective progress has in the market. At the same time, the products have been recognized by well-known financial life insurance companies in the industry; In addition, ~~Datasea and its wholly owned subsidiary company Guozhong Haoze (Beijing) Technology Ltd. ("Guozhong Haoze"),~~SCB Operating Entities had signed a strategical agreement on September 22, 2021 with Eastcom Smart Chain (Beijing) Network Technology Co., Ltd. to provide smart systems and services for school canteens ~~and restaurants~~ in at least 200 schools ~~and institutions~~ in the next two years, with a total contract amount of not less than US$14,758,359 (RMB 95,339,000), indicating that the Company's services in this field have further penetrated into subdivisions.

~~The Company has~~SCB Operating Entities also have completed version 1.0 of the satellite remote sensing image analysis system, which has an innovative smart city management and control capabilities that can provide services for disaster early warning, urban planning, safety monitoring, environmental monitoring and other fields to meet needs of market, and lay the foundation ~~for the Company~~ to create operating income in the next fiscal year.

2. Acoustic Intelligent Business

Smart security products are mainly developed with traditional visual perception technology. However, non-visual perception technology is the future of the Smart security industry. Therefore, ~~we~~Shuhai Beijing and Shuhai jingwei (Shenzhen) Technology, Co., Ltd. ("Shuhai Jingwei") introduced artificial intelligence technology to enhance the ability of ~~our~~ perceptual technologies. Also, by using multiple data sources, products are able to achieve greater accuracy, maintain competitive advantage, and be used in a wider range of applications. Therefore, in addition to the visual system, ~~we~~Shuhai Beijing and Shuhai Jingwei developed acoustic intelligence to enhance our Smart security solutions. By capturing sound vibrations, sensors can shape unseen aspects and events in the environment.

Shuhai Beijing has reached a strategic cooperation with the Institute of Acoustics of The Chinese Academy of Sciences on April 8, 2021, the most authoritative research institute in acoustics in China, which supplies the core technologies including noise control, medical acoustics, ultrasound and vibroacoustics. These technologies will not only help to upgrade the Company's current smart security solutions, break through the limitations of traditional image-based solutions, but also be used in the fields of smart cities, smart communities, smart terminals, 5G information, and other areas of the Company's existing products and customer layouts. Besides, acoustic intelligence itself is very widely applicable, for example, there are demands in the global industrial Internet of Things, smart city, consumptions, medical beauty, medical care, agriculture and other areas.

At present, the acoustic intelligent technology of ~~Datasea~~Shuhai Beijing has reached the 1.0 stage, and the hardware products are in the stage of production, processing and design. ~~The Company~~Shuhai Beijing plans to launch and publish the "Acoustic Intelligent Technology White Paper" jointly with the national industry standard department in the near future.

During the reporting period, ~~the Company~~Shuhai Beijing and Shuhai Jingwei established voice perception and acoustic effects as the two main technical directions, and has obtained 4 independent research and development core technology invention patents and 4 software copyrights. At the present, ~~Datasea~~Shuhai Beijing's Acoustic Intelligent Technology has achieved stage 1.0, and has achieved certain results in the market application demonstration, indicating that ~~Datasea has~~Shuhai Beijing and Shuhai Jingwei have the ability to implement the acoustic intelligent landing project in the field of visual and non-perceptual fusion perception.

2

3. 5G Message Business

As ~~our~~Company's smart security technologies share similarities and connections with 5G messaging and smart payment solutions, ~~we~~the Company decided to tap into 5G messaging and smart payment market as a strategic move to enhance the Company's competence while creating new sources of revenue and profit.

In November 2020, ~~the Company~~Shuhai Beijing established Hangzhou Shuhai Zhangxun Information Technology Co., Ltd ("Zhangxun") to seize the market opportunities of the next generation of information services and take charge of the research and development, application and marketing of 5G message-related technologies. At the present, ~~the Company~~Shuhai Beijing has not only completed relevant product research and development, but also designed application templates for various industries including finance, e-commerce, logistics, tourism, government affairs, education and electricity, and successfully signed the first batch of enterprise customers and sales partners.

The 5G message marketing cloud platform developed by ~~the Company~~Shuhai Beijing aims to solve all communication and marketing needs of merchants and customers for communication, sales, and maintenance. This is a product intended to unify customer and prospect marketing signals in a single view with functions like precise SaaS value-added services, data monetization and message-marketing. ~~The Company's~~Shuhai Beijing's 5G messaging business and smart phones are combined into a three-dimensional touch mode to build private domain relations with customers. It can serve all industries with marketing needs for customers and has extremely broad application potential.

During the reporting period, ~~the Company~~Shuhai Beijing held 3 product cooperation distribution conferences, successfully signed up more than 14 partners, with a contract value of $316,718 (RMB 2.046 million), and realized cash flow income of more than $239,938 (RMB 1.55 million); ~~the Company~~Shuhai Beijing and Zhangxun and YTO National Engineering Laboratory initiated the establishment of the "5G Message Application Research Joint Laboratory", and became the secretary-general unit of the 5G Message Professional Committee of the China Association of Communications Enterprises to jointly formulate 5G message standards for the Chinese logistics industry. Also, ~~the Company~~Shuhai Beijing has become a member of the 5G messaging working group of the Ministry of Industry and Information Technology, and participate in the drafting and formulation of national 5G messaging related policies.

In terms of market coverage, 5G messaging product channels have expanded to 5 provinces and cities in Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi, accounting for 14% of China's provincial-level administrative regions, greatly enhancing the Company's national business scope. It also shows that the market awareness and acceptance of 5G messaging services are rapidly increasing; moreover, Zhangxun has signed a total value of approximately $8.20 Million (RMB 53 million) with China's leading converged communications service providers Hubei Kuanyun and Beijing Quantum Communications which indicates that the Company's technical standards and service capabilities have been recognized by major customers in the Chinese market; at the same time, ~~the Company~~Zhangxun has become one of the major CSPs (content service providers) of the three major domestic telecom operators. The above laid the foundation for the rapid increase in revenue in the future.

4. Smart Payment Business

~~Our~~The Company's Smart Payment service provides customers with comprehensive payment and settlement services by using face recognition and big data analysis technologies. At the same time, combined with the Company's existing 5G marketing cloud platform and other products, the Company strengthens the overall positioning of target customers, acquisition and service capabilities. The Company helps customers to enter into the overall service ecosystem composed of various systems and products, and strengthens the interconnection and linkage between products.

~~The Company's~~5

Shuhai Beijing's payment and settlement system platform can be applied to PC, mobile terminals, intelligent terminal, and the unification of the POS machine. No matter which kinds of payment and settlement channels the customers use, they can use the payment and settlement system statements and data statistics, account settlement, data statistics, and the overall polymerization.

Relying on the account system, capital link and risk control system of payment, our smart payment system has established a comprehensive payment application system based on facial recognition, QR code recognition, big data analysis and other technologies based on the needs of different scenarios. Through the above industrial layout and the building of technical capability platform, ~~the Company~~Shuhai Beijing has initially formed the "intelligent ecology" of Datasea system, and gradually grown into the solution.

During the reporting period, ~~the Company~~Shuhai Beijing entered into service agreements involving its Smart Payment Service System with 11 institutions in the fields of consumption, finance, commerce and other industries and signed agreements, covering 8 cities including Shanghai, Shenzhen, Guangzhou, Dongguan, Shanwei, Xiamen, and Tianjin, expanding the smart payment business. At the same time, the data sea smart payment system is interconnected with the Company's 5G messaging, smart community and other systems through the API interface, allowing consumers to enjoy the best user experience of obtaining information, service selection and purchase payment, and at the same time enabling the Company's various systems to provide customers with the business needs.

Overall, after the current fiscal year, ~~the Company~~Shuhai Beijing continued to sign major customer agreements including Hubei Kuanyun and Quantum Communications. As of September 28, 2021, the total contract value in RMB is approximately US$8.2 million (RMB 53 million), both of which come from 2 contracts in the 5G messaging business segment.

As of September 2021, the Company's business and customers covered 18 provinces in China, and about 60% of China's provincial administrative regions achieved cumulative sales of the Company's products; among which ~~the Company~~Shuhai Beijing has obtained 5G messaging business for the first time in Shanghai, Chongqing, Zhejiang and Guangdong during the reporting period, resulting in the Company's series products being sold in 60% of China's provincial administrative regions.

During the reporting period, we launched an office in New York for ~~the Company's~~Shuhai Beijing's board of directors and management to expand the Company's business scope, institutional cooperation, investor relation base and international brand influence in the United States.

Impact of coronavirus outbreak

In December 2019, a novel strain of coronavirus (COVID-19) was reported in China, upon which the World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." During the period from January to March 2020, the Company's marketing and business developments efforts were materially adversely affected since, among other reasons, the Company's employees were not able to return to our offices to resume their duties. The Company resumed its operations in April 2020. As a recipient of the PRC government support programs intended to mitigate the adverse economic impact of the pandemic, the Company's business operations has recovered and not be materially affected going forward. Its Smart security platform has enabled the Company's R&D team to continue working in online mode during the pandemic. In addition, the Company believes its efforts to move its functions online were sufficiently prompt and effective to minimize adverse effects on the Company's financial reporting and internal control over financing reporting systems. The Company does not anticipate any impairments of its assets. However, the Company expects that the impact of the COVID-19 outbreak on the United States and world economies may have a material adverse effect on the demand for the Company's services. We currently believe that our financial resources will be adequate to see us through the outbreak. However, in the event that the pandemic continues on for a longer period of time, we may need to raise capital in the future.

The COVID-19 pandemic has prompted the Company to focus on developing epidemic related products to pursue new business opportunities. In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese Spring Festival in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. According to a press release of CNN Hong Kong dated August 23, 2021, China reported no new locally transmitted Covid-19 cases on August 23, 2021 for the first time since July this year, according to its National Health Commission (NHC), as authorities double down on the country's stringent zero-Covid approach. In response to the entire country's efforts to combat the spread of COVID-19, the Company integrated the epidemic prevention and control system and epidemic prevention and control functions as a sub-module into the regular Smart Campus System and Smart Public Community System.

Recent Developments

On August 17, 2020, Shuhai ~~Information Technology Co., Ltd. (hereinafter referred to as Shuhai~~ Beijing)~~),~~, the VIE of Datasea Inc., ~~was~~ registered and founded a wholly-owned subsidiary in Shenzhen, Guangdong —- Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd., with the purpose of carrying out smart security business in the Guangdong-Hong Kong-Macao Greater Bay Area as well as international import and export in a timely manner.

In June 2020, ~~the Company~~Datasea filed a Registration Statement on Form S-8 to register 4,000,000 shares issuable pursuant to the 2018 Plan. The 2018 Plan was intended to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. 3,692 shares have been granted under the 2018 Plan as of the date of this prospectus.

In June 2020, ~~we~~Datasea filed a "shelf" registration statement on Form S-3 to from time to time issue and offer up to $100,000,000 aggregate dollar amount of common stock, debt securities, warrants or units of securities.

On October 22, 2020, ~~the Company~~Datasea entered into a common stock purchase agreement with Triton Funds LP ("Triton"). Pursuant to the Purchase Agreement, subject to certain conditions set forth in the Purchase Agreement, Triton was obligated, pursuant to a purchase notice by the Company, to purchase up to $2 million of the Company's common stock from time to time through March 31, 2021. The Company is precluded from submitting a purchase notice to Triton if the closing price is less than $1.65 per share as reported on the Nasdaq Stock Market.

On November 11, 2020, ~~the Company~~Datasea and Triton closed an equity financing for the issuance of 520,000 shares of ~~the Company's~~Datasea's common stock at $1.80 per share, ~~the Company~~Datasea received $931,000 proceeds from the financing after deducting $5,000 expenses. Effective as of November 10, 2020, ~~the Company~~Datasea exercised its right to terminate the Agreement.

On November 16, 2020, Guohao Century formed Hangzhou Zhangqi Business Management Limited Partnership ("Zhangqi") with ownership of 99% as an ordinary partner. On November 19, 2020, Guohao Century formed a 51% owned subsidiary Hangzhou Shuhai Zhangxun Information Technology Co., Ltd ("Zhangxun") Zhangqi owns 19% of Zhangxun; accordingly, Guohao Century ultimately owns 69.81% of Zhangxun. The purpose of the establishment of zhangxun is to expand the 5G field and 5G value-added service opportunities, and is responsible for the research and development, application and market promotion of 5G message-related technologies.

It holds a business license issued by the Ministry of Industry and Information Technology of the People's Republic of China to provide value-added telecommunications services.

On July 20, 2021, ~~the Company~~Datasea entered into a securities purchase agreement with certain institutional investors, pursuant to which ~~the Company~~Datasea agreed to sell to such investors an aggregate of 2,436,904 shares of common stock of ~~the Company~~Datasea at a purchase price of $3.48 per share. ~~The Company~~ Datasea also sold warrants to purchase 1,096,608 shares of common stock to such investors in a concurrent private placement. The closing of the sales of these securities under the securities purchase agreement took place on July 22, 2021. The net proceeds from the transactions were approximately $7,636,796, after deducting certain fees due to the placement agent and ~~the Company's~~Datasea's estimated transaction expenses, and will be used for working capital and general corporate purposes, and for the repayment of debt.

Corporate Business and Operational Developments

The Company's current businesses include smart security solutions based on visual and non-visual multi-dimensional perception technologies, as well as strategic business expansions to 5G messaging and smart payment products which sharing similar underlying technologies. The products are divided into four categories, namely, Smart -City Solutions, Acoustic Intelligence, 5G messaging, and Smart Payment.

Our Detailed Business Analysis

1. Smart-City Business

~~The Company~~Shuhai Beijing utilized visual perception technology and artificial intelligence data analysis solutions to develop a series of intelligent city. ~~Our~~The products are different from the traditional smart security solutions. They can not only conduct the identification process, but also the analysis and intervention process, making the overall protection more positive, active and intelligent. For the visual technology development, ~~our~~the products will further distinguish our existing products in the market, such as including certain acoustic intelligent multiple perception algorithm.

~~We have~~Shuhai Beijing has combined the gig data platform and the intelligent three-dimensional platform to develop four application systems to form a business ecosystem,, which will enhance the market capacity of our smart city business. Satellite remote sensing image analysis system can provide powerful technical service support for the government departments in urban public governance, such as natural disaster warning, meteorological warning, urban governance, scenic spot management, traffic control and so on.

Intelligent three-dimensional platform

Intelligent three-dimensional platform is an intelligent development, innovation and operation platform based on cloud computing, big data, artificial intelligence and the Internet of Things. The platform contributes to the urban governance, security, industrial development, public service in various fields such as digital transformation, and it improves the level of urban management, government management ability, and scientific management ability.

Intelligent three-dimensional platform makes use of rich urban data resources, technologically advanced computer vision algorithm, fusion algorithm of visual and non-visual perception, big data analysis engine, and global real-time analysis to correct operational defects of cities in real time, promote intelligent and sustainable development of cities, and realize urban governance. By opening up the neural network of the city, the whole city can be analyzed in real time, and the data can help the city think, make decisions and operate.

Platform highlights:

Intelligent Internet of Things

It provides a stable, efficient, high-performance and comprehensive Internet of Things platform, supports a variety of flexible delivery methods such as public cloud, privatization and independent deployment, and creates a three-dimensional foundation platform for enterprises.

Edge cloud fusion

It provides comprehensive functions, comprehensive coverage, and open source edge fusion capabilities for device edge, LAN edge, and network edge, so that business applications can run in a more convenient and flexible way between edge and cloud.

Multi-mode holographic sensing

The cloud center system is interconnected and analyzed by the cloud intelligent AI analysis system to generate and control the output of multi-mode data for analysis and display.

Visual emergency command

Around the unified data center, data visualization, command remote interconnection, data communication, system includes emergency on-duty, emergency but maps, remote collaboration, emergency rescue operation, comprehensive analysis and display, emergency rehearsal, resources information management, emergency rescue team management module, realize the remote unified management, unified monitoring, unified scheduling, Unified analysis of multidimensional emergency command.

Big data platform:

The Company's big data analysis system is based on an internet platform, and it provides the big data infrastructure and data application. A big data platform is highly scalability, real-time, high performance, low latency analysis, high fault tolerance, availability, support of heterogeneous environment, open, ease of use, and has lower cost; its core technologies include large-scale data flow processing technology, large-scale data management and analysis technology.

The system technology Architecture adopts service-oriented Architecture (SOA) and follows the principle of layering, with each layer providing services for the upper layer. The big data platform is analyzed layer by layer, including data interface layer, file storage layer, data storage layer, data analysis layer, data layer, business control layer, performance layer and system monitoring layer from bottom to top.

The big data platform provides precise, visual and dynamic data governance services for scenario-based applications in scenic areas, campuses, public communities and other industries. In addition, the platform covers the accumulation of rich data fields including big data basic technology, algorithms, models and data methodology, providing perfect and mature solutions. Through the full-link cloud data cooperation ecology including operation and maintenance support, data services and data products, it provides a comprehensive and full-coverage cloud experience for project requirements.

Platform highlights:

Lent Distributed data storage

The distributed network storage system uses an extensible system structure to meet the requirements of large-scale storage applications.

Massive data processing

The system processes TB or even PB data in seconds using a distributed architecture based on big data and a large-scale parallel processing system.

Real-time streaming computing

The robust computing power of cloud streaming computing services helps users build minute-level streaming computing applications such as clickstream analysis, e-commerce precise recommendation, financial real-time risk control and Internet of Things (IoT) monitoring.

Virtual Operation and Maintenance Management

A visual decision making product and AI service platform help customers to make integrated data decisions visually and intelligibly.

Based on the above two core platforms, the CompanyShuhai Beijing integrates intelligent hardware products including acoustic intelligent algorithms and hardware, high-precision face recognition as the core of a variety of sensory detectors, which helped to establish smart 3D security systems at the user side. Therefore, focusing on the basic areas like education, community and scenic area of smart city, we haveShuhai Beijing developed three kinds of smart systems based on industrial scenarios to meet the increasing needs of customers, including smart campus system, smart community system, smart scenic area system and other industrial application systems.

In addition, after the outbreak of COVID-19 in 2020, the Company quickly developed an epidemic prevention and control system integrating temperature measurement, alarm and traceability, which is the fourth system in the Company's smart city business sector, and also made contributions to the prevention and control of COVID-19 in China.

There are five systems of Smart-city business: smart campus system, smart community system, smart scenic area system, epidemic prevention and control system and satellite remote sensing image analysis system.

Smart Campus System

Relying on the integration of visual and non-visual perception algorithms, ~~our~~the Smart Campus security system is developed based on our big data security platform and smart 3D security platform, for the purpose of ensuring personal safety of teachers and students, improving campus security system, and enhancing overall prevention and control capacity throughout campus. ~~We offer~~Shuhai Beijing offers different options to meet the different requirements of kindergartens, primary schools, middle schools and colleges. Users can either buy the standard version (including basic function modules) or buy tailor-made system according to their specific needs. Information-based smart management all over the campus can now be implemented through data processing by such security system. So far, through systematic and statistical analysis of information, this system has been used for personnel identification management, alarm receipt and response management as well as file management so as to achieve intelligent data-based management of key targets (including people, location, object, matter, organization) as well as plans, contingencies and measures for prevention and control across the campus. In addition, with the increase in the number and frequency of individual users downloading and using the Smart Campus security system through their mobile devices, the Company has managed to explore the business model of providing individual users with value-added services like e-commerce platform interface.

Smart Public Community System

~~Our~~The Smart public community security system has security functions of video surveillance, property management, vehicle analysis, electronic tour inspection and so on. Through real-time video monitoring, face recognition and other security functions, anomalies can be detected for risk control, and the application value of video can be improved in an efficient and simple way by transforming passive surveillance into active prevention, thus comprehensively improving the security prevention capacity throughout the community. The newly-designed module of smart community security system has been used in residential communities in Beijing Anhui, Fujian and other provinces. In order to satisfy diversified operational management requirements, the team has also developed different versions (WeChat applet, APP) mobile applications to meet the needs of households, property management and the whole community. Such system is designed to improve the efficiency of public community management and provide convenience for people in the community. ~~We~~Beijing Shuhai and its subsidiaries will promote this Smart public community security system nationwide in the near future.

Smart Scenic Area System

Based on ~~our~~the big data security platform and smart 3D security platform, our smart scenic area security system is developed as an all-round smart security solution towards users. Featuring a combination of functions (e.g. HD video surveillance, behavior and status analysis, electronic tour inspection system, statistical analysis of passenger flow and flow limiting system) and a number of systems like GIS map, comprehensive security management all over scenic area can be well implemented. Customers can either choose among different options according to the type of scenic areas or buy tailor-made systems according to their specific needs. Currently, the smart management system of scenic areas has realized data sharing through integration of multiple resources, and better ensured the orderly and secure operation of scenic areas through the visualized security management empowered by big data.

~~Our~~The smart scenic area security system ~~and~~ will be officially launched on the market at a suitable time.

Datasea epidemic system

In the context of the COVID-19 pandemic, ~~we~~Shuhai Beijing made efforts to leverage our technological capabilities to develop an epidemic control system by using our big data security management platform and smart 3D security platform in a short period of time. Such system is mainly designed to provide public health data monitoring service for various end-users, including schools and public communities.

Characteristics - *campus version*

As part of Datasea's Epidemic Control System (Campus Version), the Company's R&D team has specifically developed an applet called Datasea Cloud School enabled by WeChat (student version and teacher version). This system can be integrated with functions like abnormal temperature reporting, real-time data uploading, anomaly alarming, assignment management, academic performance management, face recognition and so forth, thus helping schools carry out efficient epidemic control and ensure normal reaching and research operation.

Characteristics - *public community version*

The needs on security are more complicated in public places with dense population, such as residential communities, shopping malls and factories. Compared with the campus version, the community version also has functions of code scanning registration via mobile phones, thermal imaging temperature measurement, mask detection, home quarantine visits, etc., which has addressed the challenges of temperature detection of large passenger flows and low efficiency of epidemic detection that usually occurred in public places and has effectively cut off the spreading channels of the epidemic.

Given China's market of normalized and persistence of epidemic prevention and control, according to the demand of the market and the characteristic, ~~the Company~~Shuhai Beijing developed the function of the epidemic prevention and control system, module based on embedded in ~~the Company~~Shuhai Beijing of Smart Campus system and public community wisdom in the system, to provide customers with conventional systems and services at the same time, meet the demand of school public and community of epidemic prevention. In late 2021, ~~the Company~~Shuhai Beijing has not carried out independent marketing for the epidemic system campus edition and public community office.

Satellite remote sensing image analysis system

Based on the application and market demand of the underlying platform of the existing big data platform and Intelligent three-dimensional platform, ~~the Company~~Shuhai Beijing integrated satellite remote sensing, telecom operator data, cloud management terminal and the technology application architecture of space and earth, to create an innovative smart city management and control system of "multi-source integration and integration of space, space and earth".

Through independent innovation and cooperation with external scientific research institutions, ~~the Company~~Shuhai Beijing has created preliminary product and service capabilities. It mainly provides the following technical products and services for government departments and enterprises in the field of smart city construction, such as meteorological early warning, geological disaster early warning, urban planning, urban management, traffic control, disaster monitoring of agriculture, forestry, animal husbandry and fishery, safety monitoring, environmental monitoring and other smart city fields, as follows:

Remote sensing data processing

Through the transformation from IT to DT, the core technologies and service capabilities of remote sensing big data collection, storage, processing and mining are built to form a revenue model of remote sensing big data service.

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<u>A platform operation</u>

Through implementing platform strategy and remote sensing market platform, ~~we~~<u>Shuhai Beijing</u> built remote sensing industry and application ecosystem, collect remote sensing data, technology, facilities, service providers and users, support mass entrepreneurship and crowdsourcing services, and form a profit model for cloud service platform operation.

<u>Government Buy remote sensing products</u>

Standardized remote sensing data and information products, remote sensing technical service products, remote sensing unmanned aerial system products and terminal application products are formed by implementing data acquisition and product production independently, forming a product sales revenue model.

Competitive analysis of Smart City Business:

In order to solve various problems arising from the process of, smart cities have become the main driving force for social development in recent years. At present, in the Chinese market, industry application solutions for smart cities are mainly concentrated in the fields of education, urban management, urban interconnection, people's livelihood engineering and emergency response, and related system development and solutions are emerging one after another.

~~Datasea has~~<u>Shuhai Beijing and its subsidiaries have</u> a clear competitive advantage in the field of smart city solutions. Taking Datasea Smart Campus and Smart Community solutions as an example, the advantages mainly come from two aspects:

First, based on the Company's big data platform and smart three-dimensional platform, the Company's industry smart systems and solutions have comprehensive data analysis capabilities, efficient data management capabilities, and faster data operations among competing products in the same industry. ability. This made our products not only have strong analytical capabilities, but also good predictive capabilities and proactive intervention capabilities.

Second, the non-visual acoustic intelligent algorithm strengthened the original visual perception technology and it made the overall perception technology more diversified and integrated, which distinguishes the Company's core technology from that of other competitors. The Company's smart campus and smart community systems solutions integrated hardware and Company's algorithms and software such as face recognition and voiceprint recognition, video recognition and audio recognition fusion, abnormal voice recognition, "semantic + voiceprint" voice perception, "integrated perception + intervention control" .

Industry Application:

There is a wide range of industry applications for China's smart cities relevant fields, including the development of medical, transportation, logistics, finance, communications, education, energy, environmental protection and other fields, , and will help China expand domestic demand, adjust structure, and transform economic development. Therefore, promoting the "smart city" concept and relevant industry is a strategy that China will focus on developing in the future.

Relying on big data and three-dimensional intelligence platform, in addition to the existing industry applications in education, public communities and scenic spots, the Company can continuously develop and replicate the needs of related industries, and launch more targeted, innovative systems and solutions.

In addition, the Company's multi-dimensional expansion will be carried out in response to the growing demand for new urban development. For example, in areas such as emergency rescue and natural disaster early warning, the Company has developed the fifth largest system of smart cities, the satellite remote sensing system, based on its own technology extension and industry and technical resource integration capabilities, as a new smart city business segment. The Company also added content to provide strong technical service support for government departments in urban public governance, such as weather warning, urban planning, and traffic control.

Market Expectation:

According to the *2018-2023 China industry market outlook and investment strategy planning analysis report*, in 2019, China's domestic smart city-related investment has reached approximately 22.9 billion U.S. dollars, and the global market has reached 1.1 trillion U.S. dollars. In the past ten years or so, countries have invested heavily in the construction of smart cities, and the amount of investment has increased year by year. According to the forecast of the *Foresight Industry Research Institute*, China's smart city market will reach 25 trillion by 2022.

Business progress and development plan:

During the reporting period, the Company's smart community system business achieved a new business model upgrade and expanded the product coverage to individual customers to expand the Company's revenue sources. In addition to providing community intelligent management services and epidemic prevention and control system services for the clients of community property management companies, the Company also directly provides convenient value-added services such as online shopping malls for community residents, families and individuals. The Company's strategic focus revolves around the needs and growth potential of the community, through providing individual users with comprehensive value-added services such as e-commerce to obtain sustained revenue and higher gross profit.

In this fiscal year, ~~the Company~~SCB Operating Entities completed the smart campus security management and control platform project of Harbin New District No. 1 School and 73rd Middle School of Harbin; China Pacific Life Insurance Heilongjiang branch office building access control, monitoring, and alarm projects, etc. The project is concretely implemented.

As a significant post-term matter, Datasea, Shuhai Beijing and its wholly owned subsidiary company Guozhong Haoze (Beijing) Technology Ltd. ("Guozhong Haoze"), had signed a strategical agreement with Eastcom Smart Chain (Beijing) Network Technology Co., Ltd. to provide smart systems and services for Canteens ~~and restaurants~~ in at least 200 schools ~~and institutions~~ in the next two years, with a total contract amount of not less than US$14,758,359 (RMB 95,339,000),indicating that the company's services in the field of smart Campus have further penetrated into subdivisions and the Market Share will increase substantially.

~~Datasea~~Shuhai Beijing Smart City is adhering to the development strategy of "platform + ecology", and it gives full attention to its advantages in data, technology, ecology and security to support the development of cities in China. The goal is to provide industry-leading intelligent products and solutions for urban insights, urban governance, industrial development, and individual customers in the next three years. By 2025, ~~our~~its product service sales and market applications is predicted to achieve full coverage of 28 provinces in China, including more than 10,000 smart campus and smart community projects.

2. Acoustic Intelligence Business

Traditionally, Smart security products are mainly developed using visual perception technology. However, non-visual perception technology is the future of the smart security industry. The Company aims to stand at the forefront of innovation. We bring in AI technologies to empower our sensor devices to make them increasingly intelligent, and to make them able to communicate with one another and develop autonomous behavior. Also, by using multiple data sources, the products would achieve increased accuracy, a and can be applied in a wider range of applications. Therefore, other than the vision systems, we developed acoustic intelligence to enhance our smart security solutions. Audio sensing technology is as ubiquitous in day-to-day life, as it is in large-scale industrial projects. By capturing sound vibrations, sensors picked up the non-visible aspects and events of an environment.

Datasea Acoustic Intelligence mainly refers to the "acoustics + AI (artificial intelligence)" as the application innovation architecture, focusing on voice perception and acoustic effects and integrating algorithm models to achieve smarter technical products, services and solutions to meet the requirement of specific industry scenarios.

The Company has spent many years to develop acoustic algorithms and technical foundations. Most of the Company's R&D personnel came from the Chinese Academy of Sciences, Nanjing University and other scientific research institutes in acoustics and signal processing and have long-term accumulation in underlying acoustic technology and algorithms. In addition, ~~Datasea~~Shuhai Beijing has reached a strategic cooperation with the Academy of Acoustics of the Chinese Academy of Sciences on April 8, 2021, the most authoritative research on acoustics in China.

Technical Description

- The core technology of Datasea Acoustic Intelligence is divided into application layer, platform layer, data layer, and infrastructure layer from the architectural dimension.

- The core technology of Datasea Acoustic Intelligence is divided into algorithm learning and acoustic model establishment from the algorithm dimension.

- The core technology of Datasea Acoustic Intelligence is divided into voice perception and acoustic effects from the functional dimension. Among them, the voice perception category includes Datasea voice recognition technology, Datasea voiceprint recognition technology, and Datasea scene sound detection technology; acoustic effects include sound wave directional propagation control technology, high-intensity sound wave intervention technology, ultrasonic sound effect control technology, and infrasound sound effect control technology. The perception and cognitive recognition technology of the Company's Acoustic Intelligence centered on the use of sound effects mainly includes speech recognition technology, voiceprint recognition technology, keyword detection technology, and scene detection technology; the active control technology of Datasea Acoustic Intelligence through acoustic effects mainly includes sound waves Directional propagation control technology, high-intensity sound wave intervention technology, ultrasonic sound effect control technology, infrasound sound effect control technology.

The Industry Application:

~~Datasea~~Shuhai Beijing has invested in research and development in acoustic technology fields to gradually formed six industry applications, such as the industrial Internet of Things, smart city, security, medical care, agriculture and other fields to provide " "Sound+" innovative applications and solutions, and its software and hardware integration technology has a leading advantage in the industry chain.

Smart City Sector

~~Datasea~~Shuhai Beijing has developed and upgraded its series of smart city products based on visual perception technology. The introduction of non-visual acoustic intelligence technology will bring our products to a higher level. Specifically, the application of acoustic intelligence in this product mainly includes Tianer voice recognition alarm, Tianer strong sound drive and Tianer natural disaster early warning system.

- Tianer voice recognition alarm: This product uses voice recognition technology, special keyword monitoring technology, voiceprint recognition technology and sound perception algorithm model, divided into Tianer voice recognition alarm special version and Tianer voice recognition alarm audio and video Linkage version. The special version of Datasea Tianer Voice Recognition Alarm can accurately and efficiently identify semantic keyword extraction and voiceprint features in specific scenarios through the combination of this series of technology applications and sound perception algorithm model training, and supports flexible keyword customization. It can be widely used in public or private places such as public restrooms, dormitories, and hotel rooms for security monitoring and early warning needs. The audio-visual linkage version of the Tianer voice recognition alarm is embedded with a video surveillance machine vision module on the basis of a dedicated version. It also supports face recognition and behavior recognition, and can be widely used in various public places.

- Tianer Strong Acoustic Repellent. This product adopts the high-intensity sound wave intervention technology of several seas, and modulates with an acoustic algorithm to emit a strong stimulating sound wave of a specific frequency. The high-sound-pressure-level transducer array is used to achieve high-intensity sound waves. Long-distance directional transmission, used for propagating, warning and driving away, is a new generation of active voice security products. This product can be equipped with an infrasound module, which can be integrated into the infrasound module to achieve EEG shock waves, hallucinations, increase the frequency of terror, improve the dispersing effect, and solve the shortcomings of traditional outdoor speakers such as short sound transmission, poor directivity, and insufficient deterrence.

- Tianer natural disaster early warning system: This system adopts Datasea voiceprint recognition technology, Datasea scene sound detection technology and sound perception algorithm model. This system is a research product direction in the stage of Datasea Acoustics Intelligent Laboratory, mainly for major natural disasters. Infrasound signals are generated before the occurrence, and infrasound monitoring technology is used as an important means of natural disaster warning (such as earthquakes, tsunamis, typhoons, etc.) to directly serve human disaster prevention and mitigation, so as to avoid causing serious economic losses and casualties to humans.

In addition to the application in the field of smart cities, because of the very wide applicability and applicability of acoustic intelligence, there are also objective needs in the fields of industrial Internet of things, people's livelihood, medical beauty, medical care, and agriculture. In these fields and more industries and fields, ~~Datasea has~~Shuhai Beijing and its subsidiaries have the ability and opportunity to provide technological products with technical content.

Industrial Internet of Things

The acoustic smart products developed by ~~Datasea~~Shuhai Beijing and Shuhai Jingwei in the Industrial Internet of Things mainly include ultrasonic flaw detectors and abnormal sound monitors for electromechanical equipment.

Medical Cosmetology

It refers to the cosmetic method of repairing and reshaping the human appearance and the shape of various parts of the human body by using drugs, surgery, medical equipment and other traumatic or irreversible medical technology methods.

The products of Datasea Acoustic Intelligence in medical beauty applications include commercial ultrasonic beauty instruments and home ultrasonic beauty instruments. The product adopts Datasea ultrasonic and directional transmission control technology to realize the ultrasonic beauty function. Using ultrasonic beauty instruments on the face can cause skin cells to vibrate, produce subtle effects, change cell volume, thereby improving local blood and lymph circulation, enhancing cell permeability, improving tissue metabolism and regeneration capabilities, softening tissues, and stimulating nerves System and cell functions make the skin shiny and elastic.

Medical health Care

Medical health care is to carry out high-tech treatment, recuperation, health care and elderly care activities relying on medical technology and resources. At present, Datasea Acoustic Intelligence's products in medical and health care applications include two types of hypnotic wake-up devices and sound therapy devices for senile dementia.

Hypnosis and Rejuvenation Apparatus: Adopt the directional transmission control technology of Datasea sound wave and the sound effect control technology of Datasea infrasound wave to interfere with the activity state of the sympathetic nerve of the human brain. It can be widely used in sleep disorders, insomnia and depression, etc.

Alzheimer's Acoustic Therapy Apparatus: One of the high-end upgraded models of Hypnosis and Refreshing Apparatus in the prevention and treatment of Alzheimer's disease. It has added inductive audio, low-frequency sound waves and other specific sound wave frequency technologies for the prevention and treatment of Alzheimer's disease.

Consumption of Individual Customers

In the consumer products, Datasea Acoustic Intelligence is divided into two types of products: directional sound and directional sound module. In addition, Datasea Acoustic Intelligence pioneered the application of directional sound to audio solutions, which are widely used in advertising media and digital signage exhibitions in supermarkets, banks, hospitals, schools, homes and other places.

Agriculture

The main products of Datasea Acoustic Intelligence in agricultural applications are ultrasonic insect repellent and vocal assisting birth-inducing instrument.

Market Expectation:

According to the analysis of the *2021 China Intelligent Voice Industry Solution and Service Provider Brand Evaluation Report* by Yiou Think Tank, under the drive of policy, economy, technology, and the digital transformation of traditional enterprises in 2020, the labor costs will gradually decreased. With the advantages of automated operation efficiency, intelligent voice systems have become the core support for the digital transformation of enterprises. According to the report, the scale of the smart voice market is expected to reach 56.48 billion yuan in 2023, the voice market still has a lot of room for development.

Business progress

Product development

The CompanyShuhai Beijing established an innovative architecture of "Acoustics + AI". Datasea's Acoustic Intelligence has created the core technologies represented by voice perception and acoustic effects. Through semantic recognition, voiceprint recognition, abnormal sound recognition, sound wave driving, Ultrasonic intervention, infrasound intervention and other aspects have developed specific applications in products. At the present, the acoustic intelligent technology is realized at stage 1.0. It has obtained 4 independent research and development core technology invention patents and 4 software copyrights. International intellectual property rights are in the process of implementation. In terms of product production, our hardware products are in the production and processing design stage, and some samples are made.

Market Development

We have initially met the needs for the global industrial Internet of Things, smart cities, people's livelihood consumption, medical beauty, medical care, agriculture and other fields, providing technical product services and solutions, and have achieved certain results in market application demonstrations.

Team building

Relying on the technological advantages of the Technology Innovation Research Institute and the Acoustic Intelligence R&D Center, Dataseathe Company has further increased the recruitment of acoustic intelligence related technology research and development talent teams, including product managers, platform architects, hardware development engineers, software development engineers, Algorithm engineers, test engineers and other professional technical personnel, technical personnel account for more than 80% of the total number of project teams.

College cooperation

~~The Company~~Shuhai Beijing has entered strategic cooperation with the Institute of Acoustics of the Chinese Academy of Sciences, the Institute of Artificial Intelligence of Beijing University of Posts and Telecommunications, China Academy of Information and Communications Technology, China Artificial Intelligence Industry Alliance, etc., and established the Acoustic Intelligence Key Laboratory and the Acoustic Intelligence Technology Task Force to jointly research and develop acoustic intelligence technology achievements, establish enterprise technical standards and industry technical standards, and hire relevant experts to become technical consultants for the Tianer project. In addition, we have jointly achieved the integration of production and education with colleges and universities to provide a platform for work practice and achievement incubation for students of acoustic intelligence related majors.

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Management standards

The management has introduced international R&D management standards to ensure that R&D is carried out in an orderly manner in accordance with a relatively standardized process.

3. 5G Messaging Business Sector

The 5G messaging business segment is one of China's 5G technology strategic emerging businesses. China Mobile, China Unicom, and China Telecom jointly released the 5G messaging white paper on April 8, 2020, officially opening the 5G messaging in China's economic and social development China empowers long-term development opportunities for thousands of industries. ~~The Company has~~Shuhai Beijing and Shuhai Zhanxun (collecitvely, the "5G Messaging Op Co") have now become the ISP (Internet Service Provider) and CSP (Content Service Provider) of China's three major operators, and a member company of the China 5G Message Working Group.

5G Messaging service is referred to as RCS, which stands for Rich Communication Suite, functioning as an integration of phones, messages and contacts. Specifically, this communication suite enables users to enjoy various effective interface with integrated messages including texts, pictures, audio, video and emoji, radically breaking through the traditional text length limitations, and more diversified functions such as online payments, online-offline messages, and it can initiate group chats or send group messages even within unregistered friends.

When 5G messaging is applied into marketing, the faster speeds, better transmission quality, and lower latency create new customer experience for shoppers.

~~5 G~~5G **message-marketing cloud platform ("5G MMCP")**

The 5G message-marketing cloud platform developed ~~by the Company~~5G Messaging Op Co aims to provide an all-in-one solution to all the communication and marketing needs of merchants and customers from early communication, sales, and later maintenance. ~~We hope~~5G Messaging Op Co hopes to use data to empower marketing, drive user growth, lead enterprises to achieve digital innovation, and help enterprises create long-term value for customers**.**

The 5G message marketing cloud platform developed by ~~the Company~~5G Messaging Op Co aims to one-stop solve all communication and marketing needs of merchants and customers for communication, sales, and maintenance. This is a product intended to unify customer and prospect marketing signals in a single view with functions like precise SaaS value-added services, data monetization and message-marketing. Through big data and Artificial Intelligence technology to deeply build NLP (natural language processing technology) and multi-industry business scene analysis ability, combined with artificial intelligence machine learning, deep learning ability, relying on SaaS marketing center and data center, Accurate marketing for enterprise customers and provide various message sending channels, industry templates, business scenarios, marketing tools and operation analysis and other applications and personalized services. ~~The Company's~~5G Messaging Op Co's 5G messaging business and smart phones are combined into a three-dimensional touch mode to build private domain relations with customers and provide precise solutions. It can serve all industries with marketing needs for customers and has extremely broad application potential.

~~Datasea~~5G Messaging Op Co's 5G message marketing cloud platform collects annual usage fees and renewals through SAAS services, SAAS value-added service fees, channel information fees, privatization deployment and private domain operations, system development fees and solution operation service fees, and big data labor

Intelligent middle-office services charge corporate data value-added service fees and artificial intelligence value-added service fees.

- **Chatbot**

Chatbot is an intelligent robot and employs computer programs to automate interactions with prospects and customers. It adopts language processing NLP technology to respond to users at any time and provide message services such as sending, receiving, parsing and processing. It is a new human-computer interaction service mode with a higher degree of integration and can replace APP.

5G message-marketing cloud platform ("5G MMCP") satisfies the communication between merchants and customers through Chatbot, and provides users with personalized services with AI deep learning according to chat scenarios.

● Saas New marketing center Platform

SaaS New Marketing Middle Platform includes a messaging center, a risk control center, a user center, a financial center, and an open interface center. The functions of each center can make the capabilities provided by the PaaS platform more cohesive, flexible, and open to meet the needs of different customers. With multi-dimensional requirements, customers can use and access PaaS capabilities based on their own demand.

● AI Computing Center

The AI computing center is the core of the data center which includes real-time calculation, offline calculation, data mining and other functions.

● Messaging Center

Message center is the basic capability, including short message, video message, 5G message sending, template making, Chatbot customization, sending result query, etc.

● User center

User center is the core basic ability, is the guarantee of customer center. Include account management, role management, user management, blacklist, user label management and other functions. Through user center configuration, the SaaS middle desk can be assigned according to the position of the user's company and view the data. Can also let customers for their own users to play the label, user portrait, user analysis, can make customers know more about their own users.

- The financial center

The financial center provides recharge, reconciliation, statements, settlement, invoice management, payment management and other functions.

- The interface open center

The interface open center is the open capability of PaaS platform, the open interface of partial PaaS capability that has been developed, and the open capability application function.

- Risk control center

Risk control center is to ensure that the core of information security and compliance, contain artificial audit and audit ability, all of the messages to be sent to after the audit risk control center, intercept the message not compliance resource, pictures, video, voice, text as eroticism, gambling, poison, anti-spam audit, through intelligent audit, The identified non-compliance or suspected violations of resources transferred to human audit, after two audits, to ensure that the message sent percent lily rules. In addition, there are enterprise certification audit, preferential gift audit and other functions.

- The enterprise service center

The enterprise service center is the foundation of the enterprise one-stop operation, including the general template library of the industry, mainly to provide customers with professional templates of the industry, so that customers can quickly create their own templates through simple editing, so that they can send professional messages in the industry.

- The marketing center

The marketing center provides customers with a variety of marketing strategy management, marketing effect analysis reports and marketing tools (such as: seckill, group, coupons, etc.), providing customers with 5G message marketing value-added services.

- The distribution center

The distribution center provides customers with distribution tools, mainly including price management, distribution management, event management, social communication, commission management and data analysis functions, and provides customers with value-added services of 5G news distribution.

- The customer data center

The customer data center carries out multi-dimensional statistics on the user data generated by customers, including message sending statistics, user touch statistics, pull new statistics, user retention statistics, pull appeal statistics, customer screening, user portrait, evaluation and analysis, etc., to provide data support for customer marketing.

Highlights

- Real-time collection of user usage scenarios and real-time analysis of user data;

- panoramic user portrait insight, accurate 5G message sending;



- increase the efficiency in client acquisition ;

- Multi-dimensional data support intelligent marketing and improve ROI

- Artificial intelligence data mining to support data realization;

Competitive product analysis

Comparison with SMS

Shortcomings of traditional SMS:

- The 70 characters of SMS are limited.

- Plain text information cannot meet the rich social needs of individual users;

- only text and only 70 words limits

Advantages of 5G messaging over SMS:

- The interactive content of video, audio, picture and text is not restricted by the form;

- The interactive content of video, audio, picture and text is not restricted by form;

- Multiple buttons to help guide users, greatly increasing the interaction between enterprises and users;

- SMS as a service platform, mobile terminal users as product users;

- AI reply, user uplink can quickly answer.

Comparison with WeChat Mini Programs/Official Accounts, Alipay Mini Programs and Service Apps

In the B2C scenario, 5G messages will have greater advantages for WeChat Mini Programs/Official Accounts, Alipay Mini Programs and Life, Government and People's Livelihood Service Apps: whether it is WeChat Mini Programs/Official Accounts, Alipay Mini Programs, or life, government and people's livelihood services Similar to APPs, users need to search for their mini programs, or need to pay attention to their official accounts, or even need to download their APPs, and authenticate before sending messages, while 5G messages are sent directly through the recipient's mobile phone number; secondly compared WeChat, Alipay and various service apps, 5G messaging can achieve the coverage and reach of all users, so they have very strong commercial value and service capabilities.5G

Industry application

~~The Company~~5G Messaging Op Co has 5G message open interfaces for docking platforms for customers in various industries such as finance, e-commerce, logistics, tourism, government affairs, education, power, etc., or privately deploys the PAAS platform, or customizes and develops various proprietary services for industry customers. The industry application is extremely broad.

Market Expectation

GSMA (Global Association for Mobile Communications Systems) predicts that by 2025, China will have more 5G connections than North America and Europe combined, ranking first in the world. The number of 5G connections will reach 460 million, accounting for 28% of the country's total connections. "RCS has become an international standard and an international trend. As of September 2020, 90 mobile network operators around the world launched RCS, with 473 million global monthly active users, according to the GSM Association. By the end of 2021, the RCS market is estimated to be about $74 billion. ~~We believe~~5G Messaging Op Co believes 5G messaging can improve the retail and commercial user experience. MobileSquared predicts that 74.6% of smartphone users will use RCS channels to communicate by 2023.

Business Development

In November 2020, ~~the Company~~Shuhai Beijing established Zhangxun to seize the market opportunities of the next generation of information services and take charge of the research and development, application and marketing of 5G message-related technologies. At the present, ~~the Company~~Shuhai Beijing and Zhangxun has not only completed relevant product research and development, but also designed application templates for various industries including finance, e-commerce, logistics, tourism, government affairs, education and electricity, and successfully signed the first batch of enterprise customers and sales partners. As the first batch of high-tech enterprises participating in 5G messaging applications, the Company has successfully grasped the market's first-mover advantage and established industry authority. It has been recognized by the cooperation orders and market recognition of first-class enterprises in sub-sectors including YTO and ~~Zhongtong~~ZTO.

In addition, our 5G messaging business has also won many customer recognition and industry honors, as follows:

In November 2020, Zhangxun reached an intention to cooperate with China Mobile Internet;

In March 2021, "Pharmacy Network" reached a strategic cooperation to jointly build a 5G messaging platform for medical e-commerce;

In March 2021, Zhangxun became the governing unit and member unit of the 5G messaging working group of the Institute of Information and Communication Technology of the Ministry of Industry and Information Technology;

In April 2021, Zhangxun became a member unit of China Association of Communications Enterprises;

In May 2021, Zhangxun participated in the Jiangsu Mobile "Colorful 5G" ChatBot Developer Competition and won the first prize;

In May 2021, Zhangxun signed a distribution cooperation agreement with Guardian Boya (Zhejiang) Culture Co., Ltd. ("Guard Boya"). The goal is to provide 5G messaging marketing cloud platform to 50,000 corporate customers in Jiangsu Province, Zhejiang Province and Shanghai ("5G MMCP");

In June 2021, Zhangxun attended the Asia-Pacific 5G Message Application Conference and won the "5G Message Leadership Enterprise Award";

In July 2021, Zhangxun passed the ZTE Openlab 5G messaging platform access certification;

In August 2021, Zhangxun became a CSP partner of Jiangsu Mobile's 5G messaging;

In August 2021, Zhangxun won the top 16 of Guangxi 5G Industry News Application Competition and advanced to the final.

We had announced on June 29, 2021 that Zhangxun entered into a cooperation agreement with National Engineering Laboratory for Logistics Information Technology ("National Engineering Laboratory") to jointly promote the formulation of 5G Messaging standards in the express industry in China. The National Engineering Laboratory is approved by the National Development and Reform Commission of China and led by YTO Express (Stock ticker: 600233.SH), one of the top express companies in China. This cooperation is also a milestone for Datasea as it recognizes the Company's technology expertise and influence in the industry. The Company believes the formulation of 5G messaging standards will not only help to improve the operational efficiency and reduce costs of express delivery companies in terms of marketing and communication, but also increase end consumers' satisfaction of logistics services and products in the future.

In terms of product development in the 5G messaging industry, ~~the Company has~~Shuhai Beijing and its subsidiaries have obtained authorization to develop and use some customers in the logistics, catering and other industries, such as "Ai La" restaurant group and pharmacy.com, etc., especially the one of China's leading express companies ZTO Express ("ZTO") Authorized to develop ZTO 5G messaging application. This authorization signifies that company's 5G communication products are applied across industries and scenarios to provide services for China's trillion-level logistics market. ~~The Company's~~Shuhai Beijing and its subsidiaries' 5G messaging business has officially entered the market.

In the recent national 4th "Blooming Cup" 5G Application contest sponsored by the China Academy of Information and Communications Technology and China Association of Communications Enterprises, ~~Datasea's~~Shuhai Beijing's ZTO 5G Messaging Application was successfully selected as a top semi-finalist. This achievement marks another recognition for the Company's 5G Messaging application in the industry and market on a national level. The Blooming Cup featured 5G Messaging applications in various industries. The contest invited reputable experts to serve as the judge. These experts were from institutions including The Ministry of Industry and Information Technology, Beijing University of Aeronautics and Astronautics, Beijing University of Posts and Telecommunications, Beijing Jiaotong University, China Academy of Information and Communications Technology, China Association of Communications Enterprises, National Information Center, China Telecom Group, China Mobile Communications Group, China United Network Communications Group, Huawei and ZTE. Hundreds of participants joined the contest and were from industries including public services, finance, consumption, media, and cultural tourism. A total of 90 applications were shortlisted for the semi-finals. ~~Datasea's~~Shuhai Beijing's application in 5G Messaging has won several awards in the industry, and our team will keep following up on the Blooming Cup national 5G Messaging contest.

In the field of 5G messaging in fiscal year 2021, the Company has held 3 product cooperation conferences, and successfully signed more than 14 partners, with a contract value of $316,718 (RMB 2.046 million), and realized cash flow income of more than$239,938 (RMB 1.55 million). The channel of our 5G messaging product partner has expanded to 5 provinces and cities including Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi, accounting for 14% of China's provincial administrative regions. moreover, as an important post-term matter, Zhangxun has signed a total value of approximately $8.20 Million (RMB 53 Million) with China's leading converged communications service providers Hubei Kuanyun and Quantum Communications which indicates that ~~the Company's~~Shuhai Beijing and Zhangxun's technical standards and service capabilities have been recognized by major customers in the Chinese market; at the same time, the Company has become one of the major CSPs (content service providers) of the three major domestic telecom operators. Lay the foundation for the rapid increase in revenue in the future. At the same time, the Company has won a series of industry and even national competition awards, and its technical capabilities have been recognized by the industry. In the future, ~~the Company~~Shuhai Beijing and its subsidiaries will work closely with partners to focus on omni-channel advertising on 5G messaging business, regularly organize investment activities, and more market exposure will effectively expand distribution channels, which will have a positive impact on the Company's revenue growth.

Development Plan

5G messaging product plays a vital role in our product offerings and we'll continue to upgrade our smart business solutions to assist companies of all sizes with digital transformation. We believe that in the future, we will continue to assist companies to consolidate their messaging services, build ongoing customer interests, and improve operation efficiency. We'll keep upgrading our 5G messaging products, applications scenarios, and pricing models with the advanced technology on hand and client-centric approach in mind. ~~Datasea~~Shuhai Beijing and its subsidiaries aims to be a trusted business partner for millions of small and medium-sized enterprises in China and be an industry leader in 5G messaging marketing and cloud business solutions.

4. Smart Payment Business

The Smart Payment Business provides customers with comprehensive payment and settlement services through convenient and contactless smart payment business by using face recognition and big data analysis technologies. At the same time, combined with the Company's existing 5G marketing cloud platform and other products, ~~the Company~~Shuhai Beijing and Zhangxun strengthens the relationships with target customers, and its service capabilities. This business helps customers to enter into the overall service ecosystem composed of various systems and products, strengthens the interconnection and linkage between products, helps customers get more one-stop service experience, and maximizes the service ability and product coverage of ~~Datasea~~the Company.

With the development of smart ways to submit payment and the settlement system platform, such as PC, mobile terminals, intelligent terminal, the unification of the POS machine and relevant products, no matter which kinds of payment and settlement channels merchants use , they can use the data statistics, account settlement, data statistics, the overall polymerization provided by the Company.

Relying on the account system, capital link and risk control system of payment, our smart payment system has established a comprehensive payment application system based on facial recognition, QR code recognition, big data analysis and other technologies according to the needs of different scenarios.

Smart payment business-- three systems

● Our Smart Information Service System

~~Datasea's~~Shuhai Beijing's Smart Information Service System allows retailers to employ facial recognition technology to charge customers to be used at the point of sale, and provide the Smart System in exchange for percentage of transaction value of each transaction utilizing the Company's technology. The term of each of the service agreement is at least one year.

- Full-range tourism public service and settlement system

According to the State Council on promoting the development of full-range tourism guidelines and the difference in planning reference to deepen "Internet + government affairs" online service platform function, improve the whole process integration and in-depth development of mass tourism, wisdom, innovation, tourism product system, improving the tourism consumption policy under the background of experience. Through solution of local government can be real-time access to global tourism big data (such as the source of tourists, age, sex, period, tourist hot spots, consumer preferences, etc.), relevant emergency security departments such as transportation, public security, fire control can be fast response of tourism scenic spot emergency events, through a mobile phone can satisfy tourists in eating, living, transportation, tour, entertainment, shopping, etc., all of the requirements. The closed-loop payment and settlement system serves as the evidence-based information support for the tax inspection department. The platform is constructed through a portal, three systems and N compatible sub-modules. The tourism management system, service system and marketing payment system are effectively connected to realize the precipitation of regional tourism data, the support of policy decision-making and the strengthening of governance.

- Cross-border e-commerce public service system

In order to strengthen cooperation in customs, taxation and supervision, promote the implementation of a higher level of integration of customs clearance, strengthen the deepening of industrial digitization in the field of foreign trade, and improve the overall efficiency of foreign trade and scientific governance, ~~Datasea~~Shuhai Beijing and its subsidiaries relies on big data, integrated algorithm, cross-border customs clearance and settlement and other relevant technologies and experience accumulation. Through the solution, the government, customs, taxation, external management and other regulatory departments can realize information exchange, mutual recognition of supervision, mutual assistance in law enforcement, and help enterprises to efficiently and compliance with various operational processes. The platform consists of one portal, six platforms and ten subsystems. Compliant with various forms of trade such as goods, services, finance and trade, it effectively connects regulatory processes such as industrial, customs, inspection, exchange and tax to ensure business compliance, and realizes real-time transparency of customs clearance information, logistics information and warehousing information. The trade big data precipitated by the platform provides a scientific reference for local governments to make policy decisions.

Competitive product analysis:

Beginning in 2020, China's leading electronic payment companies including Alipay, Tenpay, One Wallet, UnionPay, etc. have taken the leading positions in the market. They have made efforts in their respective segments, relying on the advantages of scenarios, technology, resources, etc., to enhance the C-end Service experience, promote B-side cooperation and empowerment. Relying on its own technological advantages, ~~Datasea~~Shuhai Beijing has launched comprehensive industry-oriented "payment+" services, covering e-commerce, retail, cross-border, logistics, tourism, aviation, education, mutual finance, insurance, digital entertainment, public utilities, etc., focusing on merchants Marketing expansion, account management, terminal operation and maintenance, financial services and other needs, to achieve the customization of comprehensive solutions for merchants in various industries, and create value for partners; open up multiple online and offline channels to increase user participation. As an ISV service provider in the payment industry, ~~Datasea~~Shuhai Beijing has the advantage of integrating industry advantage resources and combining its own characteristics to provide payment products that are closer to customer needs and expand into a larger market.

Industry application:

By integrating the upstream resources of the industry chain, serving institutions, merchants and consumers, using innovative business models, integrating technologies such as SaaS, live broadcast, cloud computing, and security applications, to create customized payment solutions for institutional needs. Merchants have store management , Payment income distribution, business analysis, security management and control, store opening, membership management, for consumers, it has the functions of discovering new stores, mobile payment, visual ordering, store evaluation, innovative consumption and other functions, "Pay+" new retail Light SaaS solutions include: payment + retail industry, payment + catering industry solutions, payment + scenic spot industry solutions, payment + parking, etc. for in-depth analysis and application, forming a multi-dimensional, large-scale, global payment application service body.

Market Expectation:

Judging from the development history of the third-party mobile payment market in my country, it can be roughly divided into three stages according to the main growth points in different periods. The first stage is the online scene-driven phase from 2013 to 2017, and the second phase is the offline scene-driven phase from 2017 to 2019. The third stage is the industrial payment-driven stage starting in 2019. C-end-driven online and offline payments have entered a period of steady growth due to the peak of C-end traffic, and industrial payments are gradually becoming my country with the rapid rise of the industrial Internet. The new growth point of mobile payment. It is estimated that by 2022, China's mobile payment will transform from a single payment service to a digital upgrade service for the entire industry chain, and third-party industry payments will reach a scale of 177.2 trillion.

Business progress and development plan:

The Company's smart system allows retailers to use facial recognition technology to charge customers who use the service in physical stores. The system also provides customers with management and after-sales service functions to fully tap the value of data and enable refined operations. With empowering data analysis and consumer behavior portraits, the consumer behavior data is stored. Through the modeling, mining and analysis of consumer behavior data, it is possible to accurately predict consumers' shopping needs and shopping tendencies, and to achieve precise recommendation of products and products. service.

During the reporting period, ~~the Company~~Shuhai Beijing signed new agreements with a number of institutions to provide big data artificial intelligence value-added payment services. The term of each service agreement is at least one year. By establishing long-term business relationships with customers, ~~the Company~~Shuhai Beijing creates a solid foundation for continuous market capture and collaboration of high-quality consumption data.

As time goes by, the retail ecosystem continues to evolve and change. ~~We~~Shuhai Beijing and its subsidiaries intend to use our first-class big data technology platform, smart three-dimensional platform and first-class R&D team to continue to develop and optimize solutions to continuously improve the efficiency of customers and the safety of end users. ~~While continuing to provide customers with comprehensive and in-depth payment and settlement services, it also links the Company's various system products and empowers customer needs to provide access to market ecosystem construction. Relying on the offline agency + industry development approach, it continues to expand its territory and continue ~~Increase the Company's~~increase Shuhai Beijing's market share.

In the future, ~~Datasea~~Shuhai Beijing and its subsidiaries will follow the business logic of using industrial payment as the entry point to develop industrial Internet business, and continue to in-depth mainly include e-commerce, retail, cross-border, logistics, tourism, aviation, education, mutual finance, insurance, digital entertainment, Public utilities and other industries provide customers with diversified payment products, customized payment solutions, mature risk control systems, safe capital guarantees, and professional and efficient services. It is estimated that in the next 3 to 5 years, the data sea smart payment business will cover more than 80% of China's provincial administrative regions, more than 20 sub-industries, and serve more than millions of merchants and end users of various types.

History and Background

Information relating to ~~our corporate~~the history about Datasea, Shuhai Beijing and its subsidiaries is incorporated by reference from our ~~Annual Report~~Annual Report on Form 10-K for the fiscal year June 30, 2020 filed with the SEC on September 28, 2020 ("2020 Annual Report") under the caption "History and Background."

VIE Agreements

Information relating to our corporate history is incorporated by reference from our ~~2020 Annual Report~~2020 Annual Report under the caption "VIE Agreements."

~~We rely~~Datasea relies on contractual arrangements with our consolidated VIE and its shareholders, Zhixin Liu, Chairman of the Board, President, CEO of the Company and Corporate Secretary, and Fu Liu, a Director of the

Company (Fu Liu is the father of Zhixin Liu), to operate our business. ~~Our affiliation with~~Therefore, Shuhai ~~Beijing is~~ Beijing's affiliationis managed through the VIE Agreements~~, which~~. Such agreements only provide indirect affiliation, and may not be as effective in providing us with ~~control~~equity ownership over Shuhai Beijing as direct ownership. These contractual arrangements may not be as effective as direct ownership in providing us with ~~control~~management over our consolidated VIE. Shuhai Beijing, as the VIE in China, does satisfy for consolidation of the VIE under U.S. GAAP, and Datasea, due to the contract arrangements, is the primary beneficiary of the VIE for accounting purposes. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

A condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the fiscal years ended June 30, 2021 and 2020 in tabular form was contained in pages F-12 to F-14 of the 2021 Annual Report.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

Corporate Structure

The chart below depicts the corporate structure of the Company as of the date of this report.





Competitive Strengths

~~We believe~~The Company believes our market position and potential future growth can be attributed to the following key factors and competitive strengths:

1. *Talents*

The R&D team of ~~the Company~~Shuhai Beijing mainly comes from Chinese Academy of Social Sciences and other well-known universities and technology enterprises; ~~We have~~ Shuhai Beijing has a sales team with experience in serving fortune 500 enterprises, The finance, risk control, strategy and capital departments of ~~the Company~~Shuhai Beijing are composed of professionals from well-known enterprises and listed companies at home and abroad~~.~~. In this fiscal year, ~~the Company~~Shuhai Beijing and its subsidairies continues to actively introduce the cooperation mode of external expert think tanks and research institutes, including but not limited to Institute of Acoustics of Chinese Academy of Sciences, China Academy of Information and Communications, Standards Institute of China, School of Artificial Intelligence of Beijing University of Posts and Telecommunications, China Artificial Intelligence Industry Alliance, etc.

2. Differentiated technical advantages

The Company actively develops and uses acoustic intelligent technology and products to build technical barriers and thresholds that are different from other competitors. R&D has always been the core and driving force of the Company. Based on two innovation research institute, has brought together the Chinese Academy of Social Sciences, such as well-known high school background of the R&D team, continuously fused visual and non-visual development to depth perception technology, acoustic system developed intelligent technology and acoustic intelligence series intelligent Gammatone filter group and other technical combination, formed a unique voice front intelligent processing scheme, Filter ambient noise in noisy environment. To perceive visual and non-visual fusion technology as the main direction, formed the facial recognition + voiceprint recognition, video and audio recognition fusion, abnormal voice recognition, perception, "semantic + voice print" fusion "fusion + intervention control perception" edge, the algorithm combining with core technologies, such as this is different from other competitors, build technical barriers and the main embodiment of the threshold.

3. Market space advantage and company strategy

~~The Company~~Shuhai Beijing has been focusing on the long-term establishment of exclusive advantages through technological development and strategic deployment, helping ~~the Company to~~ sustainable development and accumulation of potential energy. From the combination of visual perception technology and artificial intelligence big data technology at the very beginning, ~~our~~the Company's products can be more active in identification and analysis, and effectively produce intervention ~~and intervention~~, from passive monitoring to active prevention. Since then, ~~we have~~the Company has seen that the integration of multiple sensing technologies can enhance the effectiveness of intelligent security solutions and enhance the applicability of products, and the Company has purposefully started to deploy acoustic intelligent technologies. Diversified perception technology is not enough. Data science is of great significance to the accuracy of multiple perception technology and the processing of complex environment. Combined with the common and similar underlying technology logic, ~~the Company~~Shuhai Beijing has strategically entered 5G message and smart payment. In the future development, each sector is not only the source of the Company's profits, but also mutually reinforcing effect, which can improve the Company's overall product value and overall ecological viability, help the Company accumulate sustainable development, and promote the potential energy to become the industry leader.

The Company continues to explore core business opportunities with broad growth market space. In terms of smart city, China's domestic investment in smart city in 2019 has reached about 22.9 billion US dollars, and the global market size has reached 1.1 trillion US dollars. The global construction of smart city is accelerating. As one of the most basic and core applications of smart city, intelligence has a huge market space.

In terms of 5G messaging, 5G messaging, namely Rich Communication Services & Suite (RCS), has become an international standard. According to the Global System for Mobile Communications Association, as of September 2020, 90 Mobile network operators had launched RCS with 473 million Global monthly active users; The RCS market is expected to be about $74 billion by the end of 2021. ~~MobileSquared~~ Mobile Squared predicts that 74.6% of smartphone users will use RCS channels to communicate by 2023.

4.Quality strength advantage

~~Our company~~Shuhai Beijing has obtained the certification of Computer Information System Safety Product Quality Supervision and Inspection Center of the Ministry of Public Security (through relevant tests and tests), ISO9001 quality management system certification, ISO27001 information security Management system certification, ISO14001 environmental management system certification and ISO18001 occupational health and safety management system certification. As well as the "Engineering Enterprise qualification Certificate" issued by China Safety technology Prevention Industry Association, the "Membership certificate" granted by China Safety Technology Prevention Industry Association, the China National Compulsory product Certification Certificate (CCC certification) issued by China Quality Certification Center, which has become a powerful guarantee for the quality of our products.

5. *Customer resource and location advantage*

The original smart city customers of the Company are distributed in 13 provinces and cities including Beijing, Liaoning, Jilin, Heilongjiang, Jiangsu, Shanxi and Guangdong. During the reporting period, the Company successfully expanded business partners in Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi provinces through 5G messaging services, and signed 14 agreements with a contract value of RMB 2.046 million YUAN. Datasea series products cover more than 60% of China's provincial administrative divisions.

Growth Strategy

Driven by new technologies and new products

Technological innovation and industrial scale, strengthen the Company's technology research and development and innovation capabilities, speed up the development and application of new products:

~~We~~The Company will focus on the core and key links of perception, control, decision-making and execution, promote joint innovation between enterprises, universities, research institutes and users, and work on key technologies to improve quality and reliability. Promote the integrated application of intelligent key technologies, core supporting software, industrial Internet and other systems, and promote the development, design and industrialization of the new generation of information technology in the mode of system solution suppliers, equipment manufacturers and users.

Market demand driven -- Demand driven by post-epidemic market changes.

(a) 5G news sector:

At present, ~~the Company~~5G Messaging Op Co is strengthening cooperation with qualified, branded and powerful agents, especially for new business expansion. The hope is to use power agents to rapidly distribute ~~Datasea's~~5G Messaging Op Co's products and services to untapped markets, based on their vast network of customers in their areas of focus and their knowledge of their needs. Based on this, in May 2021, ~~the Company~~5G Messaging Op Co signed a distribution cooperation agreement with Jiadboya (Zhejiang) Culture Co., LTD. ("Jiadboya"), with the goal of providing a 5G messaging marketing cloud platform (" 5G MMCP ") to 50,000 enterprise customers in Jiangsu Province, Zhejiang Province and Shanghai City. In addition, for 5G messaging business, the Company successfully expanded business partners in ~~Five~~five provinces and cities in Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi, and signed 14 agreements with a contract value of RMB 2.046 million. In 2021, the mature and efficient operation of ~~the Company's~~5G Messaging Op Co's sales system will bring ~~the Company's~~5G Messaging Op Co's customers and orders to continue to increase, and the continuous strengthening of the sales force is still the focus of ~~the Company's~~5G Messaging Op Co's business improvement.

(b) Acoustic Smart Sector

At present, Datasea Acoustic Intelligent Technology has achieved stage 1.0, and has achieved certain results in the market application demonstration, indicating that ~~Datasea has~~Shuhai Beijing and Shuhai Jingwei have the ability to transform and implement technology and product results represented by the acoustic intelligent landing project in the field of visual and non-perceptual fusion perception. ~~It~~They can support the development of industrial Internet of Things, smart cities, Medical cosmetology, medical health care, people's livelihood consumption, agriculture and other application industries in the next fiscal year. In particular, the smart city field includes its Tianer series products as the entry point for business landing in this fiscal year. To quickly realize operating income for the Company; at the same time, accelerate the development and other preliminary construction work of medium and long-term projects in the application fields of medical cosmetology and/or medical health care. At the same time, promote the Company's income-generating ability and profitability.

Driven by talents

Building a multi-tiered talent team. Outstanding professional spirit cultivation, strengthen the intelligent manufacturing personnel training, training to be able to break through the key technology of intelligent manufacturing, drive the manufacturing intelligent transformation of high level talents, is good at manufacturing enterprise management and be familiar with the information technology of the compound talents, to be able to carry out intelligent manufacturing technology development, technology improvement, business guidance of professional and technical personnel and skilled talents.

~~We~~The Company will improve the mechanism for training personnel. Innovate the education and training mode of technical and technical talents, and promote enterprises and colleges to become the "double subjects" of technical and technical talents training. Forming a R&D team of 33 technical engineers from well-known universities such as Chinese Academy of Social Sciences; ~~Have~~ have a sales team with experience of serving the world's top 500 enterprises; ~~The~~ the finance, risk control, strategy and capital departments of the Company are composed of professionals from well-known enterprises and listed companies at home and abroad. In this fiscal year, the Company actively introduced the cooperation mode of external expert think tanks and scientific research institutes, including but not limited to Institute of Acoustics of Chinese Academy of Sciences, China Academy of Information and Communication, Standards Institute of China, School of Artificial Intelligence of Beijing University of Posts and Telecommunications, China Artificial Intelligence Industry Alliance, etc. ~~We~~ The Company will also continue to attract top talent to join our team with a good corporate culture and stock incentives.

Driven by Management

In addition to the conventional management systems such as company operations and financial management, the Company has also completed an assessment mechanism based on multi-level and multi-dimensional target assessment to ensure the implementation of responsibilities, dynamic monitoring, and effective evaluation, and management can be implemented in place. For example, the Company will evaluate the application and effectiveness of the patent implementation of R&D personnel, and implement various forms of incentive mechanisms. Facts have proved that this method is the most effective and efficient for advancing the operations of ~~Datasea~~the Company.

Driven by incentives

As the founding partner, ~~Datasea~~the Company will provide intelligent information technology solution services and innovation incubation platform services as the two-wheel drive, so as to accelerate the implementation of Datasea joint venture and cooperation projects, and use equity incentives to encourage internal and external technology, management and market partners to jointly build a community of interests. To this end, the Company's management team, research and development team, marketing and operation team and other internal employees, directors and consultants, as well as external partners and other contributions to the Company's development, take the listed company stock incentive and partner holding platform based on various forms of incentive. And has implemented stock incentives for independent directors and external consultants, and issued related shares. In the future, the Company will issue stock incentives for more people who have made contributions to the Company, and continue to encourage and ensure the positive contributions of talents to the Company.

Exploration of Additional Business Opportunities

Exploring new business under the premise of new technology and new products has always been the core driving force of new business expansion. Datasea Acoustics has gradually formed the intelligent industrial Internet of things, smart city, security, medical care, agriculture and other fields to provide "sound +" innovative applications and solutions, give play to its soft and hard integration technology in the industrial chain leading advantages, constantly explore new revenue support points; ~~In~~in 2021, in the field of smart city, the Company team will develop a satellite remote sensing project as a new content of smart city business, providing strong technical support for government departments in urban public governance, such as weather warning, urban planning, traffic control and other smart city fields. Explore new business under the premise of new technology and new product development.

Research and Development

~~The Company's~~Shuhai Beijing and Shuhai Jingwei's board of directors and management attach great importance to the construction of technological product innovation research and development system. Technology innovation research institute, is mainly responsible for ~~the Company to~~ visual and non-visual fusion perception algorithm as the core technology and product innovation system construction, this fiscal year, ~~the Company~~Shuhai Beijing and Shuhai Jingwei stepped up for acoustic intelligence speech perception and acoustic effects represented by a variety of technology research and development and innovation in combination with satellite remote sensing image analysis technology, products for a variety of industry applications developed ~~for the Company~~ to provide the technical support.

In this fiscal year, ~~the Company has~~Shuhai Beijing and Shuhai Jingwei have reached business cooperation with research institutions and industry organizations such as Institute of Acoustics, Chinese Academy of Sciences, School of Artificial Intelligence, Beijing University of Posts and Telecommunications, China Academy of Information and Communication technology, China Institute of Standards, China Artificial Intelligence Industry Alliance, and carried out in-depth cooperation on technological innovation, expert resources, and industry standard setting.

The R&D team focuses on hardware. The leader is a postdoctoral fellow from the Shanghai Institute of Microsystems and Information Technology of Chinese Academy of Social Sciences, who has done extensive research on microwave antennas and Large Scale High Speed Integrated Circuit Signal Integrity. The research results have been published in the core journals at home and abroad. He is mainly responsible for core technical research and development of intelligent security hardware-related products.

The R&D team focuses on Software. The Chief Technology Officer got bachelor degree from Harbin University of Technology and master degree from Harbin University of Science and Technology. Mr. Jiao was the technical director of Beijing Tianxing Interconnection Information Technology Co. Ltd. and the technical director of Heilongjiang Beidou Tianyu Satellite Co., Ltd. Now he is mainly responsible for the product development of intelligent security software system.

1. Core technologies

The Company has set up the main direction of technical innovation and application with visual and nonvisual fusion perception algorithm as the core. ~~As of September 2021, the Company has made the following achievements in patent application:~~As of September 2021, Shuhai Beijing has two currently valid patents, Xunrui Technology and Tianjin Information, each has 1 currently valid patent; Shuhai Beijing also has 11 patent applications pending substantive examination, as shown below:

Publication and Granted

No.	Publication Number	Description	Application Status
		Patents Owned by Shuhai Beijing	
1	CN108922101A	An smart security campus management system of Shuhai Information	Granted
2	CN108961661A	Shuhai security intelligent sensor system	Granted
		Patents Owned by Tianjin Information	
3	CN108961661B	Three-dimensional smart security alarm linkage system	Granted
		Patents owned by Xunrui Technology	
4	CN110374479B	A type of intelligent security equipment	Granted

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Substantive Examination

No.	Publication Number	Description	Application Status
		Patents applied by Shuhai Beijing	
1	CN109033874A	A multi-role login method of Android program based on SQlite database of Shuhai Information	substantive examination
2	CN109146406A	The attendance system of Shuhai Information based on GPS positioning information supported RFID technologies	substantive examination
3	CN108985423A	An electronic student card system of Shuhai Information	substantive examination
4	CN111191540A	An object status analysis method and system based on thermal gradient	substantive examination
5	CN111243623A	A method, device and system concerning progressive audio alarm	substantive examination
6	CN111179527A	An alarm method, device, system and storage medium based on dynamic audio information	substantive examination
7	CN111179546A	An adaptive distributed audio alarm method and system	substantive examination
8	CN111191656A	Behavior recognition method and system based on multi-spectral image information	substantive examination
9	CN2019113640070	An S-AIOT information management method and system based on consensus mechanism	substantive examination
10	CN111212445A	An S-AIOT information processing method and system based on neural network	substantive examination
11	CN111179969A	An alarm method, device, system and storage medium based on audio information	substantive examination

2. Major products

The Company mainly focuses on developing the following two categories of products: software systems and smart hardware devices.

1) Software system - mainly refers to software system in connection with smart security. As a result of the Company's increased investment in R&D and the onboarding of technical talents, the Company has totally obtained 47 copyright registrations in China for our software, of which Shuhai Beijing owns 25 Software Copyright registrations, Xunrui owns 10 Software Copyright registrations and Tianjin Information owns 12 Software Copyright registrations, which are shown in the table below:

No.	**Software Copyright Owned by Shuhai Beijing** Certification	Certificate No.
1	Shuhai XIN Platform internet activity audit security management system V1.0	Ruan Zhu Deng Zi No.1054520
2	Shuhai XIN Platform WIFI device feature collection management system V1.0	Ruan Zhu Deng Zi No.1111383
3	Shuhai XIN Platform micro mall system V1.0	Ruan Zhu Deng Zi No.1111535

4	Shuhai XIN Platform SMS platform system V1.0	Ruan Zhu Deng Zi No.1111683
5	Shuhai XIN platform 3G website content management system V1.0	Ruan Zhu Deng Zi No.1111690
6	Shuhai media advertising system V1.0	Ruan Zhu Deng Zi No.1111694
7	Shuhai XIN platform micro marketing system V1.0	Ruan Zhu Deng Zi No.1111700
8	"Shuhai Safe Campus" mobile end - security management system V2.0	Ruan Zhu Deng Zi No.1575317
9	"Shuhai Safe Campus" security management system V2.0	Ruan Zhu Deng Zi No.1575313
10	"Shuhai XIN Platform" front-end equipment control system for smart elevator detection V2.0	Ruan Zhu Deng Zi No.1574419
11	"Shuhai XIN Platform" smart elevator inspection & pre-alarm management platformV2.0	Ruan Zhu Deng Zi No.1575648
12	"Shuhai XIN Platform" smart elevator real-time monitoring and alarm management platform V2.0	Ruan Zhu Deng Zi No.1575758
13	"Shuhai XIN Platform" smart elevator screen equipment monitoring system V2.0	Ruan Zhu Deng Zi No.1575665
14	"Shuhai XIN Platform" smart advertisement launching system V2.0	Ruan Zhu Deng Zi No.1575670
15	Shuhai Information smart safe campus management system V1.0	Ruan Zhu Deng Zi No.2888248
16	Shuhai Information XIN Platform security management system (Android Version) V2.21	Ruan Zhu Deng Zi No.2918496
17	Shuhai information XIN platform security management system (IOS version) V2.21	Ruan Zhu Deng Zi No.2918467
18	Shuhai Information big data smart decision-making platform for governmental affairs V1.0	Ruan Zhu Deng Zi No.2962930
19	Shuhai Information campus smart brain information management platform V1.0	Ruan Zhu Deng Zi No.2961899
20	Shuhai Information university big data innovation laboratory platform V1.0	Ruan Zhu Deng Zi No.2962919
~~21~~	~~Xunrui smart security integrated management platform v1.0~~	~~Ruan Zhu Deng Zi No.5201855~~
~~22~~	~~Xunrui big data visual analytics platform v1.0~~	~~Ruan Zhu Deng Zi No.5201772~~
~~23~~	~~Xunrui visual recognition algorithm platform v1.0~~	~~Ruan Zhu Deng Zi No.5201824~~
~~24~~	~~Xunrui non-visual recognition algorithm platform v1.0~~	~~Ruan Zhu Deng Zi No.5201861~~
~~25~~ 21	~~Xunrui epidemic prevention and control~~ The three-dimensional linkage ~~early warning~~ system ~~v1~~for Epidemic Prevention and control in Shuhai Information Community V1.0	~~Ruan Zhu Deng Zi~~Softcopy Registration No.~~5201704~~7128687
22	Shuhai information scanning code aggregation payment system	Softcopy Registration No.7299094
23	Shuhai information social group purchase system	Softcopy Registration No.7296663
~~26~~ 24	~~Xunrui smart campus security management~~Shuhai information face recognition payment system ~~v1~~V1.0	~~Ruan Zhu Deng Zi~~Softcopy Registration No.~~5201776~~7298094
25	Shuhai information online shopping mall System	Softcopy Registration No.7300125

Software Copyright owned by Xunrui Technology

No.	Certification	Certificate No.
26	Xunrui smart security integrated management platform v1.0	Ruan Zhu Deng Zi No.5201855
27	Xunrui big data visual analytics platform v1.0	Ruan Zhu Deng Zi No.5201772
28	Xunrui visual recognition algorithm platform v1.0	Ruan Zhu Deng Zi No.5201824
29	Xunrui non-visual recognition algorithm platform v1.0	Ruan Zhu Deng Zi No.5201861
30	Xunrui epidemic prevention and control linkage early warning system v1.0	Ruan Zhu Deng Zi No.5201704
31	Xunrui smart campus security management system v1.0	Ruan Zhu Deng Zi No.5201776
2732	Xunrui smart scenic area security management system v1.0	Ruan Zhu Deng Zi No.5201574
2833	Xunrui smart community security management system v1.0	Ruan Zhu Deng Zi No.5201869
2934	Xunrui smart one-key alarm management system v1.0	Ruan Zhu Deng Zi No.5201784
3035	Xunrui smart guest management system v1.0	Ruan Zhu Deng Zi No.5201780
31	~~The three-dimensional linkage system for Epidemic Prevention and control in Shuhai Information Community V1.0~~	~~Softcopy Registration No.7128687~~
32	~~Shuhai information scanning code aggregation payment system~~	~~Softcopy Registration No.7299094~~
33	~~Shuhai information social group purchase system~~	~~Softcopy Registration No.7296663~~
34	~~Shuhai information face recognition payment system V1.0~~	~~Softcopy Registration No.7298094~~
35	~~Shuhai information online shopping mall System~~	~~Softcopy Registration No.7300125~~

Software Copyrights owned by Tianjin Information

No.	Certification	Certificate No.
36	Campus danger alarm system V1.0	Softcopy Registration No.7177594
37	Community prevention and control personnel information registration system V1.0	Softcopy Registration No.~~714047~~714470
38	Intelligent Community Management System V1.0	Softcopy Registration No.7125871
39	Community prevention and control health information Management system V1.0	Softcopy Registration No.7131600
40	Campus epidemic prevention and control personnel access management system based on face recognition	Softcopy Registration No.7263518
41	Campus epidemic prevention and control temperature measurement data management system	Softcopy Registration No.7242759
42	Intelligent community intelligent monitoring and management system V1.0	Softcopy Registration No.7558127
43	Campus information Management System V1.0	Softcopy Registration No.7561345
44	Intelligent community access control management system	Softcopy Registration No.7568924
45	Community prevention and control temperature measurement data management system	Softcopy Registration No.7565701

| 46 | Campus monitoring system V1.0 | Softcopy Registration No.7570612 |
| 47 | Community prevention and control personnel information Management system V1.0 | Softcopy Registration No.7570807 |

Intelligent hardware terminal:

During the reporting period, the non-visual perception system and the all-in-one machine for face recognition and temperature measurement developed by independent innovation continued to be updated and iterated against the COVID-19 pandemic, making outstanding contributions to the accurate epidemic screening and prevention and control in Various application scenarios in Chinese society, especially in campuses, communities, hospitals and public transportation. In this fiscal year, under the background of China's digital economy, intelligent manufacturing, smart city and other national economic policies, the Company seized historical opportunities and carried out comprehensive layout, R&D and production around smart hardware. Facing the industrial Internet of things, the Company is developing ultrasonic flaw detection detector, mechanical and electrical equipment abnormal sound monitor; In terms of smart city, Tian-Er voice recognition alarm upgraded to 2.0 is planned to be officially released and sold before the end of this year, Tian-Er strong sound remover has completed 1.0 development, and Tian-Er natural disaster warning system is currently in the experimental stage. In the aspect of medical beauty, the Company has completed 1.0 development of commercial ultrasonic beauty instrument and household ultrasonic beauty instrument. In the aspect of medical care, hypnotic brain awakening instrument and senile dementia sound therapy instrument have completed 1.0 development and are being tested commercially. For people's livelihood, version 1.0 of Directional Sound and directional sound module has been completed, and it is planned to be officially released and sold before the end of this year. Facing agriculture, ultrasonic insect repellent has formed 1.0 products, vocal music encourages oxytocin instrument is in the experimental stage.

3. Intellectual property rights

As of the date of this report, we have obtained 47 copyright registrations in China for our software and 4 independent patents in China. In addition, we filed 11 patent applications, which are currently under review.

4. Planning for innovation

The Company's innovation planning focuses on the following two aspects:

1. Continue to strengthen the innovation of existing technologies. Mainly strengthen the non-visual perception system audio pre-alarm, blockchain in a safe state, infrared night vision, binocular monitoring system, visual perception infrared temperature measurement, face recognition + voiceprint recognition, video recognition and audio recognition fusion. With the special scenes under the abnormal sound recognition and other aspects, more independent innovations have been formed.

2. Quickly promote the transformation of technological achievements into application products. Based on the existing 18 technical achievements, the focus is on the realization of functions of visual and non-visual fusion perception algorithms in intelligent security systems and intelligent hardware.

5. R&D investment

As for the fiscal year ended June 30, 2020 and 2021, we spent $1,114,486 and $851,839 in research and development, respectively. WeDatasea, Shuhai Beijing as VIE, and its subsidiaries intend to invest approximately $10 million in technological product development over the next three years, of which the budget for each sector is presented in the table below.

No.	Item	% in budget
1	Salary of R&D personnel (incl. the introduction of high-end talents)	60%
2	Procurement of scientific research facilities	18%
3	Procurement of testing devices	6%
4	Intermediate testing and tooling	5%
5	Establishment of new technical schedule	4%
6	Appointment of external technical experts	5%
7	Others	2%

Product Manufacture

1. Mode of production

In order to save costs and based on a comprehensive understanding of the industry and market, the Company has adopted the mode of outsourcing in manufacturing, but carried out the mode of independent or joint design in technological R&D and product appearance.

2. Control over manufacturing process and quality

1. The Company has the following requirements on outsourcing partners: independent production facilities, advanced manufacturing equipment, smart production lines, abundant outsourcing cooperation cases and a good reputation in the industry.

2. Outsourcing partners shall pass through ISO9001:2008, ISO14001:2004, OHSAS18001:2007 and CCC certification, and meet our production and manufacturing standards.

3. Outsourcing partners should have a separate quality management department to take charge of the overall quality management system including establishment, maintenance and continuous improvement.

4. Outsourcing partners should have built up a relatively-complete quality management system;

SQA: control over supplier quality system, quality standard formulation, quality assurance capability improvement and guidance, material quality confirmation;

IPQC: responsible for quality control of the manufacturing process, to make sure that the manufacturing process meets relevant technical and quality requirements, and problems are timely identified, back-fed and addressed;

QC: responsible for overall inspection and delivery inspection of finished products;

5. The Company checks whether the manufacturing quality of outsourcing partners meets the Company's requirements by assigning resident personnel to do sample testing of manufactured goods and collecting feedback on customers' actual use experience.

3. Outsourcing partner and outsourced products

During the year ended June 30, 2021, ~~we~~the Company built partnerships with several outsourcing partners, including Shenzhen Guangan Shixun Technology Co., Ltd. ~~We are~~The Company is currently working with other outsourcing partners on new opportunities to reserve and optimize our outsourcing resource pool.

No.	Major Outsourcing Partner	Outsourced Product
1	Hangzhou Tuya Technology Co., Ltd.	Temperature measurement + face recognition smart device
2	Hangzhou Yufan Intelligent Technology Co., Ltd.	Face recognition device
3	Shenzhen Zhongyang Communications Co., Ltd.	Face recognition temperature measurement device, intelligent thermometer
4	Zhejiang Uniview Technology Co., Ltd	Network camera, hard disk video recorder, access control equipment
5	Zhengzhou Zhaolan Electronic Technology Co., Ltd	Face recognition terminal
6	Guang'an Video Technology Co., Ltd	Panel machine
7	Zhengfei Defense Technology (Hangzhou) Co., Ltd	Panel machine
8	Hangzhou Uni-Ubi Intelligent Technology Co., Ltd	Panel machine
9	Maote (Shanghai) Internet of things Co., Ltd	Elderly care positioning beacon and bracelet
10	Shenzhen Wenchang Technology Co., Ltd	Panel machine
11	Shenzhen Zhongtian Intelligent System Co., Ltd	Smoke alarm, Gas alarm
12	Ant Jinfu (Hangzhou) Network Technology Co., Ltd	Alipay box
13	Shenzhen Alfeng Technology Co., Ltd	Smart screen terminal
14	Guangdong Tianzhihe Information Technology Co., Ltd	Smart screen terminal
15	Shenzhen Star IOT Co., Ltd	Access control equipment
16	Shenzhen Weiyu Intelligent Technology Co., Ltd	Access control equipment
17	Shenzhen Weiyu Intelligent Technology Co., Ltd	Access control equipment
18	Shenzhen Duodu Technology Co., Ltd	Access control equipment
19	Shenzhen Ximo Intelligent Technology Co., Ltd	Access control equipment
20	Foshan Suoante Technology Co., Ltd	Access control equipment
21	Shenzhen Zhiguo Internet Technology Co., Ltd	Access control equipment
22	Beijing Zhicun Technology Co., Ltd	Vtm1001 chip
23	Chengdu Qiyingtailun Technology Co., Ltd	CI1102 chip
24	Pinwu (Tianjin) Technology Co., Ltd	Voice acquisition and alarm shell
25	Shenzhen Huangli Intelligent Technology Co., Ltd	Smart sound noise reduction headset、Adaptive Call noise reduction box

Market operation

By the end of the reporting period, ~~the Company has~~Shuhai Beijing and its subsidiaries have built up a marketing system, expanded regional markets of smart security products and projects at home and abroad, and achieved better marketing performance in contrast to that of last year.

1、Progress of regional market development

~~We~~Shuhai Beijing and its subsidiaries have recently expanded our business and customer development to 13 provinces in China, such that our products are sold in about 40% of the provincial administrative regions in China.

Progress of regional market development

China (by administrative region)

1	Beijing (Municipality)
2	Tianjin (Municipality)
3	Hebei Province
4	Anhui Province
5	Fujian Province
6	Guangdong Province
7	Jiangsu Province
8	Shanxi Province
9	Henan Province
10	Inner Mongolia Autonomous Region
11	Liaoning Province
12	Jilin Province
13	Heilongjiang Province
14	Zhejiang Province
15	Shanghai
16	Chongqing
17	Yunnan Province
18	Shanxi Province

China (by regional economic belt)

1	Three Northeastern Provinces
2	Beijing-Tianjin-Hebei
3	Yangtze River Delta
4	Central and Western Regions
5	Guangdong-Hong Kong-Macao Greater Bay Area

2、Contract execution (as of the ~~reporting~~ date of this report)

In terms of smart city construction, ~~the Company~~Heilongjiang Xinrui Technology, Co., Ltd ("Xinrui") completed the Campus security intelligent control Platform project of The First School of Harbin New Area in this fiscal year; Harbin 73rd Middle School Campus Security Intelligent Control Platform Project; China Pacific Life Insurance Heilongjiang Branch office building access control, monitoring, alarm and other projects specific implementation. As a new part of smart city construction, satellite remote sensing project has carried out preliminary tests in a small market of satellite remote sensing cloud image analysis technology achievements.

☐ As of June 31, 2021, ~~the Company's~~Shuhai Zhangxun's 5G messaging program has signed 14 regional partner agreements, covering Hangzhou, Shanghai, Qujing, Yunnan, Zhengzhou, Henan, Xi 'an, Shaanxi, and Chongqing.

☐ November 2020, Shuhai Zhangxun reached an intention to cooperate with China Mobile Internet

☐ January 2021, Shuhai Zhangxun obtained the authorization of 5G message development from ZTO Express Group

35

- February 2021, Shuhai Zhangxun obtained the authorization of 5G message development of Jiangsu Branch of ZTO Express Group

- In February 2021, Shuhai Zhangxun obtained the 5G message development authorization of "Ai La" Catering Group

- In March 2021, "Pharmacy Network" reached strategic cooperation to jointly build 5G messaging platform for pharmaceutical e-commerce

- In March 2021, ~~it~~Shuhai Beijing became the governing unit and member of 5G Information Working Group of MiIT.

- ~~Became~~In April 2021, Shuhai Beijing and Shuhai Zhangxun each became a member of China Communication Enterprises Association ~~in April 2021~~.

- May 2021, Zhangxun participated in Jiangsu Mobile "brilliant 5G" ChatBot Developer Competition and won the first prize.

- In May 2021, ~~the Company~~Shuhai Zhangxun signed a distribution cooperation agreement with Jiadboya (Zhejiang) Culture Co., LTD. (" Jiadboya ") with the goal of providing a 5G messaging marketing cloud platform (" 5G MMCP ") to 50,000 corporate customers in Jiangsu province, Zhejiang Province and Shanghai City.

- In June 2021, Shuhai Zhangxun and Yuantong National Engineering Laboratory jointly initiated the establishment of "5G Messaging Application Research Joint Laboratory".

- June 2021, Shuhai Beijing attended the Asia-Pacific 5G Messaging Application Conference and won the "5G Messaging Leadership Enterprise Award"

- In June 2021, national regional partner recruitment will be launched

- In July 2021, Shuhai Beijing and Zhangxun obtained the authorization of 5G message development of ZTO Express Group Guangxi Branch

- In July 2021, Shuhai Beijing and Zhangxun passed ZTE Openlab 5G messaging platform access certification

- ~~Became~~Zhangxun became a 5G messaging CSP partner of Jiangsu Mobile in August 2021

Intelligent Payment. ~~In this fiscal year, we~~In this fiscal year, Shuhai Beijing and Guohao Century (Beijing) Technology Co., Ltd ("Guohao Century") , a wholly-owned subsidiary of Shuhai Beijing completed the campus direct drinking water project of Guangdong Dingxin Hong Tu Technology Co., LTD., Shenzhen Odomke Wine Co., LTD., Shanwei City Jinhua Gas Station and other projects. ~~Now we~~Now Shuhai Beijing and Guohao Century have put together a variety of payment and settlement on market channels, such as payment and settlement treasure, WeChat, UnionPay, Jingdong, support for multiple terminals, such as PC, mobile terminals, intelligent terminal, and the unity of the POS machine and so on payment and settlement products, no matter merchants use which kinds of payment and settlement channels, as long as through the payment and settlement system access, You can use the payment and settlement system statement and data statistics to achieve comprehensive aggregation of collection, settlement and data statistics. The system provides merchants with full-scene intelligent software and hardware payment and settlement solutions, including QR code speaker, small white box, facial payment and settlement equipment and other intelligent cashier terminals, and provides cloud platform and operating system services. Through the cloud platform of intelligent hardware, ~~we~~Shuhai Beijing and Guohao Century provide cloud device management services, payment and settlement software solution services, and payment and settlement technology docking services for merchants from all walks of life.

3、Revenue-cost structure

Operating revenue	Operating cost	Gross margin
$ 175,138	$ 81,135	$ 94,003

As of June 30, 2021, the Company achieved operating revenue of US$175,138 and operating costs of US$81,135, with an average gross ratio at 53%.

The Company obtained cash advance from 5G messaging agency with $189,527 as of June 30 2021.

4、Operation of holding entities and affiliated companies

Following the development direction of the Company, ~~we~~the Company adopt the parent-subsidiary corporate management mode, with headquarters as the strategic and investment decision-making center, and the subsidiaries and VIEs as entities for market and project operation. The preliminary layout for the present stage has been finished.

~~The Company~~Shuhai Beijing has five holding entities and affiliates, including: Heilongjiang Xunrui Technology Co., Ltd., Guozhong Times (Beijing) Technology Co., Ltd., Guohao Century (Beijing) Technology Co., Ltd., Guozhong Hoze (Beijing) Technology Co., Ltd., and Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd. Hangzhou Shuhai Zhangxun. And Hangzhou Shuhai Zhangxun got cash advance from 5G messaging agency with $189,527.

Customers

Smart city: The industrial application customers of Datasea Smart City include medical care, transportation, logistics, finance (banking, securities, insurance), communication, education, energy, environmental protection, etc., with the focus on schools and communities. In this fiscal year, ~~the Company~~Xinrui completed the Campus security intelligent control platform project of the First School of Harbin New District; Harbin 73rd Middle School Campus Security Intelligent Control Platform Project; China Pacific Life Insurance Heilongjiang Branch office building access control, monitoring, alarm and other projects specific implementation. The main customer groups of satellite remote sensing project provide satellite cloud image analysis technical services to all levels and various governments.

Acoustic Intelligence: The customer group of acoustic intelligence is classified according to the industry. In the application of industrial Internet of Things, it mainly targets at all kinds of traditional manufacturing, high-end manufacturing, intelligent manufacturing and other factories and enterprises to meet the requirements of testing and flaw detection of production equipment or products. In terms of smart city application, it mainly provides government departments with natural disaster early warning and government enterprises and families with products and services in safety prevention. With the rapid aging of China's population, from students to workplace workers, managers, entrepreneurs, investors, civil servants and other people are generally facing great learning, work pressure and anxiety, we also provide medical institutions, families and individuals with ultrasound beauty, hypnosis, dementia and other products; The industrial application customers of directional sound products include commercial supermarkets, banks, hospitals, schools, homes and other users. They mainly solve the sound in a noisy environment, create multiple independent and non-interference specific areas, and complete the information transmission efficiently and quickly. In addition, directional sound products enable the sound playback function upgrading of white goods, intelligent large screen, intelligent signage and other products of manufacturers. With the improvement of people's quality of life, to have no pesticides, pollution-free organic vegetables, animal and plant to further improve the quality of the demand, on how to replace the pesticides kill pests and improve dynamic value content feed production, several sea acoustic intelligence application in the field of agriculture mainly provide ultrasonic insect repellent and vocal music fan oxytocin products, the main customers include farm, planting animal husbandry enterprises, agricultural machinery, etc.

Inserted Cells

5G messaging: BASED on the characteristics of its marketing services to the platform, 5G messaging can empower thousands of industries. Customers can be divided into two categories: TO G and TO B.TO G terminal can provide accurate and new public service products for the government for enterprises and citizens. Through one-stop touch and cloud service interaction, it solves the pain points that governments at all levels and all kinds of governments have single content based on traditional SMS communication and poor user experience. For G terminal, digital sea 5G message marketing cloud platform, finance, electricity, logistics, e-commerce, catering, tourism and other industries. From the perspective of competitive customers and existing customers: traditional SMS users, WeChat mini program/public account users, Alipay mini program and life users, government and people's livelihood service APP users are all prospective customers of 5G messages. Such prospective customer oriented education costs and marketing costs, 5G messages customers into advantage does not change the number of small procedures, the public, life, and used in the APP, can flow smoothly transferred to 5G messages cloud platforms, according to the existing consumption and use habits can better enjoy the5G messages brings the convenience of cloud services and high efficiency.

Smart payment: With the demand of merchants' marketing expansion, accounting management, terminal operation and maintenance, capital services and other aspects, traditional payment methods are characterized by decentralization, bringing poor use experience to merchants and users' settlement. Relying on its own technical advantages, Smart Payment Has launched "payment +" comprehensive service for the industry. Industry users include e-commerce, retail, cross-border, logistics, tourism, aviation, education, mutual finance, insurance, digital entertainment, public utilities, etc. In this fiscal year, 11 institutions in consumer, finance, business and other industries signed agreements covering 8 cities including Shanghai, Shenzhen, Guangzhou, Dongguan, Shanwei, Xiamen and Tianjin, realizing the expansion of smart payment business.

Competition

1、 The Company is engaged in the trillion-level security industry

Smart city: According to the Prediction of Qianzhan Industry Research Institute, the market size of Smart city in China will reach 25 trillion yuan by 2022.

Acoustic intelligence: According to Yi Ou Think tank "2021 China intelligent voice industry solutions and service providers brand evaluation" report analysis pointed out that in 2020, policy, economy, technology, social multidimensional drive traditional enterprise digital transformation, with the advantages of reducing labor costs, improve the efficiency of enterprise automation, Intelligent voice system has become the core power of enterprise digital transformation. According to the report, the scale of intelligent voice market is expected to reach 56.48 billion yuan in 2023, and the voice market still has great space for development.

5G Messaging: According to the Global System for Mobile Communications Association, as of September 2020, 90 Mobile network operators around the world launched RCS, with 473 million Global monthly active users; The RCS market is expected to be about $74 billion by the end of 2021.Mobilesquared predicts that 74.6% of smartphone users will use RCS channels to communicate by 2023.China is set to become one of the largest single contributors to global mobile Internet user growth over the next few years, accounting for nearly 20 per cent of the global total.

Smart payment: IResearch consulting report, it is expected that by 2022, China's mobile payment will transform from a single payment service to digital upgrading services of the whole industry chain, and third-party industrial payment will reach 177.2 trillion

2、 The Company has been in the stage of intelligent security

With the progress of technology and the deepening of application form, the industrial upgrading of security industry follows the development path of "traditional security -> digital security -> network security -> intelligent security", and the technological innovation and industrial application of the Company has fully achieved in the stage of intelligent security.

3、The Company enjoys outstanding advantages in technological innovation capabilities

The Company's outstanding advantages in technological innovation capabilities are in algorithms, front-end perception and system integration.

- The algorithm mainly revolves around the innovation of visual and non-visual fusion perception algorithms.

- Front-end perception is mainly regarding the integration and productization of the Company's algorithm technology into intelligent perception hardware.

- System integration is mainly reflected in the Company's intelligent security management system interconnecting various front-end intelligent perception hardware to form the Internet of Things, and collecting various real-time data combined with visual and non-visual fusion perception algorithms to analyze and process the data to establish our big data analysis and decision-making Management platform.

4、Peer comparison of the Company's core technologies

The principal direction guiding our innovation and R&D are hi-tech products based on fusion of visual and non-visual perceptions. In contrast to peer competitors in the industry, the following shall be taken as our advantages:

Subject	industry	Datasea, Inc.
Identification	face recognition	Face recognition + voice print recognition
Abnormal recognition	Video recognition or audio recognition	Video recognition and audio recognition are integrated
Speech recognition	semantic recognition or voiceprint recognition	"semantic + voiceprint" fusion perception
Algorithm execution	Algorithm center side	algorithm edge side
Perception, intervention	perception and intervention are separated from each other.	"Fusion perception + intervention control" is combined
Voice healing	Normal vocal frequency	Normal vocal frequency + infrasonic frequency
Sound propagation	broadcasts	directional sound + energy matrix

Note: The above products are currently under laboratory development with periodic breakthroughs. The application for relevant invention patent is now under substantive examination.

5、Strategy for building competitive barriers in the direction of security intelligence

The overall construction principle. In the R&D of new technologies and solutions, the basic technical links or modules are customized based on certain standardization to achieve cost reduction and efficiency enhancement; Continuing to explore the actual needs of the AI + security market, and improve market responses and expectations of security intelligence.

The Company is building up our overall competition barriers by implementing four comprehensive deployments as follows:

- Frontier core technology R&D investment and innovation development

- Large-scale deployment and implementation capacity of smart security engineering projects

- Manufacturing supply chain system

- Market operation system

Government Regulation; Licenses

Our operations are subject to and affected by PRC laws and regulations. The primary governmental regulation regulating the Internet security equipment industry in the PRC is the Cybersecurity Law, effective June 1, 2017, which governs entities providing "critical information infrastructure." This statute provides basic protections for Internet users, such as not selling individual's data to other companies without the user's permission and not knowingly distributing malware. ~~This law at present is only in draft form, but is expected to be adopted in the near future.~~ China's new Data Security Law took effect in September 2021. The Data Security Law provides that data processing activities must be conducted based on "data classification and hierarchical protection system" for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

On December 28, 2021, Cyberspace Administration of China (the "CAC") and other 12 relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators ("CIIOs") that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As of the date of this report, we do not have over one million users' personal information and do not anticipate that we will be collecting over one million users' personal information in the foreseeable future.

Our wholly owned subsidiaries and our VIE and its subsidiaries are required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. In addition, major PRC regulations applicable to our products and services and the Internet security industry include ~~Computer Information System Security Specific Product Testing and Sales License Management Method (Ministry of Public Security Order No. 32) ("Order 32") and~~ Internet Security Protection Technology Measures Provision (Ministry of Public Security Order No. ~~82) ("Order 82"). Order 32 sets forth the license requirement for Internet security products providers and related approval procedures of license applications.~~82) ("Order 82"). Order 82 specifies certain security measures Internet service providers shall take to ensure Internet security. Providers of ISP connecting service and Internet-based data processing service are within the scope of Order 82. It does not call for any license or permission to any entities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Although we believe that CSRC's approval is not required for the listing and trading of our common stock on Nasdaq, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

1. The primary governmental regulations applicable to ~~our~~Xinrui "Safe Campus" security system are:

(i) Security Management Regulations on Kindergartens, Elementary Schools, Middle Schools and High Schools promulgated by the Ministry of Education which requires the school management to comply with its specific requirements; (ii) The Twelfth Five Year Plan of National Education XI promulgated by the Ministry of Education in 2012 urging schools to increase investment in key areas and weak links, and constantly improve school information, modernization, and enhance the development of education system; (iii) "Notice from the Ministry of Education and Other Nine Ministries and Commissions on Accelerating the Advancement of Educational Information on a Number of Key Work " (Teaching [2012]); (iv) Ministry of Public Security, General Office of the Ministry of Public Security (2015) No. 168 "On the Issuance of Security Regulations of Kindergartens, Elementary Schools, Middle Schools and High Schools (Trial) Notice" which allows the installation of electronic surveillance systems on campus; (v) Office of the State Council Education Steering Committee (National Education Supervision letter [2016] No. 22) "On the Implementation of the Campus Bullying Prevention Governance;" and (vi) "Opinions of the General Office of the State Council on Strengthening the Construction of Safety Risk Prevention and Control System for Kindergartens, Elementary Schools, Middle Schools and High Schools (Trial) Notice " (Guo Ban Fa [2017] No. 35).

2. The primary governmental regulations applicable to ~~our~~the "Scenic Area" system are:

Notice on Securing Epidemic Control and Orderly Resumption of Scenic Areas (Wenlvfadian [2020] No. 71) by the Ministry of Culture and Tourism as well as National Health Commission of emphasizes the role of the "Internet + tourism" service platform and the adoption of big data analysis and other new technological means to promote smart tourism and passenger flow management; On Revising and Printing Implementation Measures for Inspection, Qualification and Management of National Sample Tourism Areas (Trial Version), and Notice on Inspection Standards for National Sample Tourism Areas (Trial Version) (Banziyuanfa [2020] No. 30) by the General Office of the Ministry of Culture and Tourism clarifies the inspection standards for building of information platform of smart scenic areas and building of smart security software/hardware infrastructure.

3. The primary governmental regulations applicable to ~~our~~SCB Operating Entities's "Smart Community" system are:

Notice on printing and releasing the Smart Community Construction Guideline (Trial Version) (Jianbanke [2014] No. 22) by the General Office of Ministry of Housing and Urban-Rural Development clearly states that smart community construction is an essential part of smart city construction.

Shuhai Beijing currently maintains the following licenses issued by the PRC government that are material to its operations:

- Business License issued by Beijing Municipal Industry and Commerce Administration;

- Beijing Statistics Registration Certificate issued by Beijing Municipal Bureau of Statistics;

- Value-Added Telecommunications Business Operating License issued by Ministry of Industry and Information Technology;

- Security Engineering Qualification Certificate issued by China Security Technology Prevention Industry Association; and

- CCC (China Compulsory Certification) by China Quality Certification Center.

Shuhai Beijing also maintains the following certificates that is helpful to its business:

- National High Tech Enterprises Certificate jointly issued by Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, and Beijing Municipal Tax Service, State Taxation Administration;

- Zhongguancun High Tech Enterprises Certificate issued by Zhongguancun Science Park Administrative Committee;

- ~~Value Added Telecommunications Business Operating License~~Membership Certificate issued by ~~Ministry of Industry and Information~~China Security Technology Prevention Industry Association;

- ~~Security Engineering Qualification Certificate issued by China Security Technology Prevention Industry Association;~~

- ~~Membership Certificate issued by China Security Technology Prevention Industry Association;~~

- ~~CCC (China Compulsory Certification) by China Quality Certification Center;~~Information Security Management System Certificate issued by Beijing Inspection and Certification Limited Company; and

- ~~Information Security Management System Certificate issued by Beijing Inspection and Certification Limited Company; and~~

- Environmental Management System Certificate issued by Huaxinchuang (Beijing) Certification Center Co., Ltd

Employees

As of the date of this report, we have a total of 81 full time employees and no part time employees. The following table sets forth the number of our employees categorized by function as of that date:

Function	Total Number of Employees
Management	8
Human Resources Administrative Management	12
Internal Controls	2
Capital Operation	8
Purchase	2
Marketing and Sales	12
Research & Development	33
Finance & Accounting	4
Total	81